UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Interim Financial Information

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

As of September 30, 2026, and report on review of interim financial information

(A free translation of the original in Portuguese)

INDEX

PETROBRAS

2

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

Account Code	Account Description	09.30.2026	12.31.2025
1	Total Assets	1,668,241,000	1,592,566,000
1.01	Current Assets	180,975,000	162,385,000
1.01.01	Cash and Cash Equivalents	1,422,000	2,316,000
1.01.02	Marketable Securities	21,828,000	14,775,000
1.01.03	Trade and Other Receivables	92,437,000	88,627,000
1.01.04	Inventories	46,700,000	38,682,000
1.01.06	Recoverable Taxes	10,890,000	10,421,000
1.01.06.01	Current Recoverable Taxes	10,890,000	10,421,000
1.01.06.01.01	Income Taxes	3,813,000	3,408,000
1.01.06.01.02	Other Recoverable Taxes	7,077,000	7,013,000
1.01.08	Other Current Assets	7,698,000	7,564,000
1.01.08.01	Non-Current Assets Held for Sale	589,000	872,000
1.01.08.03	Others	7,109,000	6,692,000
1.01.08.03.03	Prepayments	2,433,000	1,848,000
1.01.08.03.04	Others	4,676,000	4,844,000
1.02	Non-Current Assets	1,487,266,000	1,430,181,000
1.02.01	Long-Term Receivables	145,098,000	135,898,000
1.02.01.04	Trade and Other Receivables	2,579,000	4,343,000
1.02.01.07	Deferred Taxes	25,949,000	24,570,000
1.02.01.07.01	Income taxes	858,000	1,931,000
1.02.01.07.02	Deferred Taxes and Contributions	25,091,000	22,639,000
1.02.01.10	Other Non-Current Assets	116,570,000	106,985,000
1.02.01.10.04	Judicial Deposits	87,278,000	81,033,000
1.02.01.10.05	Prepayments	26,938,000	24,366,000
1.02.01.10.06	Other Assets	2,354,000	1,586,000
1.02.02	Investments	343,268,000	346,724,000
1.02.03	Property, Plant and Equipment	984,996,000	933,998,000
1.02.04	Intangible Assets	13,904,000	13,561,000

3

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account Code	Account Description	09.30.2026	12.31.2025
2	Total Liabilities	1,668,241,000	1,592,566,000
2.01	Current Liabilities	376,432,000	342,435,000
2.01.01	Payroll, Profit Sharing and Related Charges	12,250,000	13,799,000
2.01.02	Trade Payables	38,210,000	42,071,000
2.01.03	Taxes Obligations	7,590,000	4,292,000
2.01.03.01	Federal Taxes Obligations	7,590,000	4,292,000
2.01.03.01.01	Income Tax and Social Contribution Payable	7,590,000	4,292,000
2.01.04	Current Debt and Finance Lease Obligations	237,916,000	216,498,000
2.01.04.01	Current Debt	183,971,000	160,408,000
2.01.04.03	Lease Obligations	53,945,000	56,090,000
2.01.05	Other Liabilities	60,275,000	43,381,000
2.01.05.02	Others	60,275,000	43,381,000
2.01.05.02.01	Dividends and Interest on Capital Payable	15,935,000	11,415,000
2.01.05.02.04	Production Taxes and Other Taxes Payable	28,161,000	20,690,000
2.01.05.02.06	Other liabilities	16,179,000	11,276,000
2.01.06	Provisions	19,605,000	21,828,000
2.01.06.02	Other Provisions	19,605,000	21,828,000
2.01.06.02.04	Pension and Medical Benefits	5,779,000	5,701,000
2.01.06.02.05	Provision for Decommissioning Costs	13,826,000	16,127,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	586,000	566,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	586,000	566,000
2.02	Non-Current Liabilities	787,111,000	834,345,000
2.02.01	Non-Current Debt and Finance Lease Obligations	471,786,000	542,082,000
2.02.01.01	Non-Current Debt	286,875,000	355,050,000
2.02.01.03	Lease Obligations	184,911,000	187,032,000
2.02.02	Other Liabilities	3,035,000	3,144,000
2.02.02.02	Others	3,035,000	3,144,000
2.02.02.02.03	Income Taxes	3,035,000	3,144,000
2.02.03	Deferred Taxes	58,991,000	39,684,000
2.02.03.01	Deferred Income Taxes	58,991,000	39,684,000
2.02.04	Provisions	253,299,000	249,435,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	20,324,000	17,165,000
2.02.04.02	Other Provisions	232,975,000	232,270,000
2.02.04.02.04	Pension and Medical Benefits	86,229,000	82,726,000
2.02.04.02.05	Provision for Decommissioning Costs	137,545,000	140,182,000
2.02.04.02.06	Employee Benefits	354,000	220,000
2.02.04.02.07	Other liabilities	8,847,000	9,142,000
2.03	Shareholders' Equity	504,698,000	415,786,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,323,000	3,322,000
2.03.04	Profit Reserves	149,990,000	158,062,000
2.03.05	Retained Earnings/Losses	98,681,000	−
2.03.08	Other Comprehensive Income	47,272,000	48,970,000

4

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Period 07/01/2026 to 09/30/2026	Accumulated of the Current Year 01/01/2026 to 09/30/2026	Accumulated of the Previous Period 07/01/2025 to 09/30/2025	Accumulated of the Previous Year 01/01/2025 to 09/30/2025
3.01	Sales Revenues	170,545,000	452,815,000	124,526,000	362,350,000
3.02	Cost of Sales	(79,840,000)	(215,144,000)	(66,962,000)	(192,312,000)
3.03	Gross Profit	90,705,000	237,671,000	57,564,000	170,038,000
3.04	Operating Expenses / Income	(26,357,000)	(50,678,000)	(9,112,000)	(41,620,000)
3.04.01	Selling Expenses	(7,786,000)	(22,256,000)	(7,647,000)	(22,111,000)
3.04.02	General and Administrative Expenses	(2,198,000)	(6,646,000)	(2,319,000)	(6,780,000)
3.04.05	Other Operating Expenses	(19,903,000)	(38,789,000)	(6,952,000)	(30,650,000)
3.04.05.01	Other Taxes	(4,876,000)	(12,091,000)	(413,000)	(1,150,000)
3.04.05.02	Research and Development Expenses	(1,573,000)	(4,383,000)	(1,268,000)	(3,542,000)
3.04.05.03	Exploration Costs	(965,000)	(2,065,000)	(1,181,000)	(3,951,000)
3.04.05.05	Other Operating Expenses, Net	(12,489,000)	(21,272,000)	(5,850,000)	(22,400,000)
3.04.05.07	Impairment reversals, net	−	1,022,000	1,760,000	393,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	3,530,000	17,013,000	7,806,000	17,921,000
3.05	Net Income Before Financial Results and Income Taxes	64,348,000	186,993,000	48,452,000	128,418,000
3.06	Finance Income (Expenses), Net	(8,821,000)	(13,055,000)	(3,672,000)	4,009,000
3.06.01	Finance Income	3,564,000	9,411,000	3,303,000	9,736,000
3.06.01.01	Finance Income	3,564,000	9,411,000	3,303,000	9,736,000
3.06.02	Finance Expenses	(12,385,000)	(22,466,000)	(6,975,000)	(5,727,000)
3.06.02.01	Finance Expenses	(12,736,000)	(36,129,000)	(12,160,000)	(36,675,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	351,000	13,663,000	5,185,000	30,948,000
3.07	Net Income Before Income Taxes	55,527,000	173,938,000	44,780,000	132,427,000
3.08	Income Tax and Social Contribution	(15,777,000)	(49,080,000)	(12,075,000)	(37,861,000)
3.08.01	Current	(15,727,000)	(39,367,000)	(8,693,000)	(21,212,000)
3.08.02	Deferred	(50,000)	(9,713,000)	(3,382,000)	(16,649,000)
3.09	Net Income from Continuing Operations	39,750,000	124,858,000	32,705,000	94,566,000
3.11	Income / (Loss) for the Period	39,750,000	124,858,000	32,705,000	94,566,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	3.09	9.69	2.54	7.34
3.99.01.02	Preferred Shares	3.09	9.69	2.54	7.34
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	3.09	9.69	2.54	7.34
3.99.02.02	Preferred Shares	3.09	9.69	2.54	7.34

5

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Comprehensive Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Period 07/01/2026 to 09/30/2026	Accumulated of the Current Year 01/01/2026 to 09/30/2026	Accumulated of the Previous Period 07/01/2025 to 09/30/2025	Accumulated of the Previous Year 01/01/2025 to 09/30/2025
4.01	Net Income for the Period	39,750,000	124,858,000	32,705,000	94,566,000
4.02	Other Comprehensive Income	1,362,000	(1,698,000)	(683,000)	(8,735,000)
4.02.03	Translation Adjustments in investees	350,000	(20,320,000)	(8,950,000)	(54,846,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(183,000)	22,818,000	9,556,000	57,796,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	1,717,000	5,363,000	2,462,000	9,563,000
4.02.09	Deferred Income Tax on Unrealized Gains on Cash Flow Hedge	(522,000)	(9,582,000)	(4,086,000)	(22,902,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	−	23,000	335,000	1,654,000
4.03	Total Comprehensive Income for the Period	41,112,000	123,160,000	32,022,000	85,831,000

6

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2026 to 09/30/2026

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	3,322,000	158,062,000	−	48,970,000	415,786,000
5.03	Adjusted Opening Balance	205,432,000	3,322,000	158,062,000	−	48,970,000	415,786,000
5.04	Capital Transactions with Owners	−	1,000	(8,072,000)	(26,177,000)	−	(34,248,000)
5.04.06	Dividends	−	−	(8,072,000)	(26,496,000)	−	(34,568,000)
5.04.10	Other Capital Transactions	−	1,000	−	−	−	1,000
5.04.11	Expired dividends	−	−	−	319,000	−	319,000
5.05	Total of Comprehensive Income	−	−	−	124,858,000	(1,698,000)	123,160,000
5.05.01	Net Income for the Period	−	−	−	124,858,000	−	124,858,000
5.05.02	Other Comprehensive Income	−	−	−	−	(1,698,000)	(1,698,000)
5.07	Balance at the End of the Period	205,432,000	3,323,000	149,990,000	98,681,000	47,272,000	504,698,000

7

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2025 to 09/30/2025

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000
5.03	Adjusted Opening Balance	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000
5.04	Capital Transactions with Owners	−	5,563,000	(14,708,000)	(19,758,000)	−	(28,903,000)
5.04.06	Dividends	−	−	(9,145,000)	(20,499,000)	−	(29,644,000)
5.04.11	Expired dividends	−	−	−	741,000	−	741,000
5.04.12	Cancellation of treasury shares	−	5,563,000	(5,563,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	94,566,000	(8,735,000)	85,831,000
5.05.01	Net Income for the Period	−	−	−	94,566,000	−	94,566,000
5.05.02	Other Comprehensive Income	−	−	−	−	(8,735,000)	(8,735,000)
5.07	Balance at the End of the Period	205,432,000	3,322,000	80,269,000	74,808,000	59,103,000	422,934,000

8

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2026 to 09/30/2026	Accumulated of the Previous Period 01/01/2025 to 09/30/2025
6.01	Net cash provided by operating activities	51,997,000	99,532,000
6.01.01	Cash provided by operating activities	252,266,000	187,863,000
6.01.01.01	Net Income for the period	124,858,000	94,566,000
6.01.01.02	Pension and medical benefits (actuarial expense)	8,280,000	7,103,000
6.01.01.03	Results in equity-accounted investments	(17,013,000)	(17,921,000)
6.01.01.04	Depreciation, depletion and amortization	68,147,000	64,550,000
6.01.01.05	Impairment reversals, net	(1,022,000)	(393,000)
6.01.01.06	Exploratory expenditures write-offs	45,000	1,294,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	6,000,000	3,617,000
6.01.01.08	Foreign exchange, indexation and finance charges	8,549,000	(9,232,000)
6.01.01.10	Allowance for credit loss on trade and other receivables, net	92,000	198,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	5,338,000	5,713,000
6.01.01.15	Income Taxes	49,080,000	37,861,000
6.01.01.16	Results from co-participation agreements in bid areas	(1,061,000)	(621,000)
6.01.01.17	Gain on disposal/write-offs of assets	3,314,000	(416,000)
6.01.01.18	Equalization of expenses - Production Individualization Agreements	162,000	4,046,000
6.01.01.19	Early termination and cash outflows revision of lease agreements	(2,503,000)	(2,502,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(166,857,000)	(68,590,000)
6.01.02.01	Trade and other receivables, net	(142,335,000)	(50,451,000)
6.01.02.02	Inventories	(8,091,000)	(3,202,000)
6.01.02.03	Judicial deposits	(1,114,000)	(3,079,000)
6.01.02.05	Other assets	761,000	1,636,000
6.01.02.06	Trade payables	(3,990,000)	(432,000)
6.01.02.07	Production Taxes and Other Taxes Payable	(92,000)	(3,196,000)
6.01.02.08	Pension and medical benefits	(4,756,000)	(4,375,000)
6.01.02.09	Provisions for legal proceedings	(2,577,000)	(3,822,000)
6.01.02.10	Other Employee Benefits	(1,415,000)	2,900,000
6.01.02.12	Provision for Decommissioning Costs	(5,893,000)	(3,936,000)
6.01.02.14	Other liabilities	2,645,000	(633,000)
6.01.03	Others	(33,412,000)	(19,741,000)
6.01.03.01	Income Taxes Paid	(33,412,000)	(19,741,000)
6.02	Net cash used in investing activities	(63,984,000)	(32,228,000)
6.02.01	Acquisition of PP&E and intangibles assets	(72,949,000)	(70,999,000)
6.02.02	Acquisition of equity interests	(772,000)	(1,022,000)
6.02.03	Proceeds from disposal of assets - Divestment	2,225,000	3,233,000
6.02.04	Divestment (Investment) in financial investments	5,065,000	33,084,000
6.02.05	Dividends received	802,000	1,336,000
6.02.08	Financial compensation for Co-participation Agreement	1,645,000	2,140,000
6.03	Net cash used in financing activities	11,093,000	(69,473,000)
6.03.02	Proceeds from financing	149,691,000	83,582,000
6.03.03	Repayment of principal - finance debt	(49,691,000)	(56,958,000)
6.03.04	Repayment of interest - finance debt	(19,592,000)	(19,367,000)
6.03.05	Dividends paid to shareholders of Petrobras	(27,355,000)	(37,127,000)
6.03.08	Settlement of lease liabilities	(41,960,000)	(39,603,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(894,000)	(2,169,000)
6.05.01	Cash and cash equivalents at the beginning of the period	2,316,000	3,134,000
6.05.02	Cash and cash equivalents at the end of the period	1,422,000	965,000

9

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2026 to 09/30/2026	Accumulated of the Previous Period 01/01/2025 to 09/30/2025
7.01	Sales Revenues	642,350,000	543,880,000
7.01.01	Sales of Goods and Services	564,262,000	468,655,000
7.01.02	Other Revenues	12,259,000	8,907,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	65,921,000	66,516,000
7.01.04	Allowance for expected credit losses	(92,000)	(198,000)
7.02	Inputs Acquired from Third Parties	(212,020,000)	(208,470,000)
7.02.01	Cost of Sales	(66,975,000)	(63,252,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(107,161,000)	(110,310,000)
7.02.03	Impairment Charges / Reversals of Assets	1,022,000	393,000
7.02.04	Others	(38,906,000)	(35,301,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(38,906,000)	(35,301,000)
7.03	Gross Added Value	430,330,000	335,410,000
7.04	Retentions	(68,147,000)	(64,550,000)
7.04.01	Depreciation, Amortization and Depletion	(68,147,000)	(64,550,000)
7.05	Net Added Value Produced	362,183,000	270,860,000
7.06	Transferred Added Value	32,529,000	33,005,000
7.06.01	Share of Profit of Equity-Accounted Investments	17,013,000	17,921,000
7.06.02	Finance Income	9,411,000	9,736,000
7.06.03	Others	6,105,000	5,348,000
7.06.03.01	Rentals, royalties and others	6,105,000	5,348,000
7.07	Total Added Value to be Distributed	394,712,000	303,865,000
7.08	Distribution of Added Value	394,712,000	303,865,000
7.08.01	Employee Compensation	32,249,000	30,529,000
7.08.01.01	Salaries	21,200,000	19,210,000
7.08.01.02	Fringe Benefits	10,016,000	10,386,000
7.08.01.03	Unemployment Benefits (FGTS)	1,033,000	933,000
7.08.02	Taxes and Contributions	199,913,000	160,399,000
7.08.02.01	Federal	149,840,000	113,058,000
7.08.02.02	State	49,915,000	47,089,000
7.08.02.03	Municipal	158,000	252,000
7.08.03	Return on Third-Party Capital	37,692,000	18,371,000
7.08.03.01	Interest	32,399,000	13,873,000
7.08.03.02	Rental Expenses	5,293,000	4,498,000
7.08.04	Return on Shareholders' Equity	124,858,000	94,566,000
7.08.04.01	Interest on Capital	20,418,000	13,919,000
7.08.04.02	Dividends	6,078,000	6,580,000
7.08.04.03	Retained Earnings / (Losses) for the Period	98,362,000	74,067,000

10

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

Account Code	Account Description	09.30.2026	12.31.2025
1	Total Assets	1,326,467,000	1,223,389,000
1.01	Current Assets	181,761,000	140,026,000
1.01.01	Cash and Cash Equivalents	35,569,000	35,608,000
1.01.02	Marketable Securities	27,067,000	15,000,000
1.01.03	Trade and Other Receivables	41,052,000	25,461,000
1.01.04	Inventories	56,279,000	45,173,000
1.01.06	Recoverable Taxes	11,632,000	11,147,000
1.01.06.01	Current Recoverable Taxes	11,632,000	11,147,000
1.01.06.01.01	Income Taxes	4,012,000	3,621,000
1.01.06.01.02	Other Recoverable Taxes	7,620,000	7,526,000
1.01.08	Other Current Assets	10,162,000	7,637,000
1.01.08.01	Non-Current Assets Held for Sale	142,000	136,000
1.01.08.03	Others	10,020,000	7,501,000
1.01.08.03.03	Prepayments	3,751,000	2,573,000
1.01.08.03.04	Others	6,269,000	4,928,000
1.02	Non-Current Assets	1,144,706,000	1,083,363,000
1.02.01	Long-Term Receivables	153,883,000	141,830,000
1.02.01.04	Trade and Other Receivables	2,681,000	4,683,000
1.02.01.07	Deferred Taxes	35,206,000	30,576,000
1.02.01.07.01	Income Taxes	943,000	2,008,000
1.02.01.07.02	Other taxes recoverable	25,517,000	22,982,000
1.02.01.07.03	Deferred Income Taxes	8,746,000	5,586,000
1.02.01.10	Other Non-Current Assets	115,996,000	106,571,000
1.02.01.10.04	Judicial Deposits	87,715,000	81,510,000
1.02.01.10.05	Prepayments	25,623,000	23,317,000
1.02.01.10.06	Other Assets	2,658,000	1,744,000
1.02.02	Investments	3,749,000	3,024,000
1.02.03	Property, Plant and Equipment	972,775,000	924,624,000
1.02.04	Intangible Assets	14,299,000	13,885,000

11

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account Code	Account Description	09.30.2026	12.31.2025
2	Total Liabilities	1,326,467,000	1,223,389,000
2.01	Current Liabilities	202,387,000	198,368,000
2.01.01	Payroll, Profit Sharing and Related Charges	13,545,000	15,236,000
2.01.02	Trade Payables	37,716,000	40,948,000
2.01.03	Taxes Obligations	10,822,000	7,110,000
2.01.03.01	Federal Taxes Obligations	10,822,000	7,110,000
2.01.03.01.01	Income Taxes Payable	10,822,000	7,110,000
2.01.04	Current Debt and Lease Obligations	58,860,000	67,253,000
2.01.04.01	Current Debt	6,861,000	12,027,000
2.01.04.03	Lease Obligations	51,999,000	55,226,000
2.01.05	Other Liabilities	61,179,000	45,321,000
2.01.05.02	Others	61,179,000	45,321,000
2.01.05.02.01	Dividends and Interest on Capital Payable	15,935,000	11,530,000
2.01.05.02.04	Production taxes and other taxes payable	27,824,000	20,966,000
2.01.05.02.06	Other liabilities	17,420,000	12,825,000
2.01.06	Provisions	19,679,000	21,934,000
2.01.06.02	Other Provisions	19,679,000	21,934,000
2.01.06.02.04	Pension and Medical Benefits	5,784,000	5,701,000
2.01.06.02.05	Provision for Decommissioning Costs	13,895,000	16,233,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	586,000	566,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	586,000	566,000
2.02	Non-Current Liabilities	618,449,000	607,434,000
2.02.01	Non-Current Debt and Finance Lease Obligations	303,645,000	316,772,000
2.02.01.01	Non-Current Debt	125,967,000	133,462,000
2.02.01.03	Lease Obligations	177,678,000	183,310,000
2.02.02	Other Liabilities	3,054,000	3,168,000
2.02.02.02	Others	3,054,000	3,168,000
2.02.02.02.03	Income Taxes	3,054,000	3,168,000
2.02.03	Deferred Taxes	54,763,000	34,965,000
2.02.03.01	Deferred Taxes	54,763,000	34,965,000
2.02.04	Provisions	256,987,000	252,529,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	21,553,000	17,881,000
2.02.04.02	Other Provisions	235,434,000	234,648,000
2.02.04.02.04	Pension and Medical Benefits	88,013,000	84,315,000
2.02.04.02.05	Provision for Decommissioning Costs	137,934,000	140,656,000
2.02.04.02.06	Employee Benefits	405,000	238,000
2.02.04.02.07	Other liabilities	9,082,000	9,439,000
2.03	Shareholders' Equity	505,631,000	417,587,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,107,000	3,106,000
2.03.04	Profit Reserves	150,206,000	158,278,000
2.03.05	Retained Earnings/Losses	98,681,000	−
2.03.08	Other Comprehensive Income	47,272,000	48,970,000
2.03.09	Non-controlling interests	933,000	1,801,000

12

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 07/01/2026 to 09/30/2026	Accumulated of the Current Year 01/01/2026 to 09/30/2026	Accumulated of the Previous Period 07/01/2025 to 09/30/2025	Accumulated of the Previous Year 01/01/2025 to 09/30/2025
3.01	Sales Revenues	169,353,000	462,569,000	127,906,000	370,178,000
3.02	Cost of Sales	(78,461,000)	(213,775,000)	(66,789,000)	(191,673,000)
3.03	Gross Profit	90,892,000	248,794,000	61,117,000	178,505,000
3.04	Operating Expenses / Income	(31,403,000)	(75,679,000)	(17,482,000)	(61,362,000)
3.04.01	Selling Expenses	(9,231,000)	(26,006,000)	(7,405,000)	(21,064,000)
3.04.02	General and Administrative Expenses	(2,638,000)	(7,966,000)	(2,729,000)	(7,948,000)
3.04.05	Other Operating Expenses	(19,884,000)	(42,634,000)	(7,532,000)	(33,283,000)
3.04.05.01	Other Taxes	(3,860,000)	(12,321,000)	(811,000)	(2,255,000)
3.04.05.02	Research and Development Expenses	(1,574,000)	(4,384,000)	(1,268,000)	(3,542,000)
3.04.05.03	Exploration Costs	(1,065,000)	(2,303,000)	(1,343,000)	(4,204,000)
3.04.05.05	Other Operating Expenses, Net	(13,385,000)	(24,648,000)	(5,649,000)	(23,475,000)
3.04.05.07	Impairment reversals, net	−	1,022,000	1,539,000	193,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	350,000	927,000	184,000	933,000
3.05	Net Income Before Financial Results and Income Taxes	59,489,000	173,115,000	43,635,000	117,143,000
3.06	Finance Income (Expenses), Net	(3,079,000)	3,261,000	1,316,000	17,483,000
3.06.01	Finance Income	2,307,000	5,994,000	2,254,000	5,946,000
3.06.01.01	Finance Income	2,307,000	5,994,000	2,254,000	5,946,000
3.06.02	Finance Expenses	(5,386,000)	(2,733,000)	(938,000)	11,537,000
3.06.02.01	Finance Expenses	(5,735,000)	(16,212,000)	(6,095,000)	(17,869,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	349,000	13,479,000	5,157,000	29,406,000
3.07	Net Income Before Income Taxes	56,410,000	176,376,000	44,951,000	134,626,000
3.08	Income Tax and Social Contribution	(16,627,000)	(51,337,000)	(12,104,000)	(39,674,000)
3.08.01	Current	(18,864,000)	(44,407,000)	(8,530,000)	(22,620,000)
3.08.02	Deferred	2,237,000	(6,930,000)	(3,574,000)	(17,054,000)
3.09	Net Income from Continuing Operations	39,783,000	125,039,000	32,847,000	94,952,000
3.11	Income / (Loss) for the Period	39,783,000	125,039,000	32,847,000	94,952,000
3.11.01	Attributable to Shareholders of Petrobras	39,750,000	124,858,000	32,705,000	94,566,000
3.11.02	Attributable to Non-Controlling Interests	33,000	181,000	142,000	386,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	3.09	9.69	2.54	7.34
3.99.01.02	Preferred Shares	3.09	9.69	2.54	7.34
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	3.09	9.69	2.54	7.34
3.99.02.02	Preferred Shares	3.09	9.69	2.54	7.34

13

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 07/01/2026 to 09/30/2026	Accumulated of the Current Year 01/01/2026 to 09/30/2026	Accumulated of the Previous Period 07/01/2025 to 09/30/2025	Accumulated of the Previous Year 01/01/2025 to 09/30/2025
4.01	Net Income for the Period	39,783,000	125,039,000	32,847,000	94,952,000
4.02	Other Comprehensive Income	1,361,000	(1,699,000)	(684,000)	(8,739,000)
4.02.01	Actuarial Gains on Post-employment Defined Benefits Plans	−	−	−	4,000
4.02.03	Translation Adjustments in investees	349,000	(20,321,000)	(8,951,000)	(54,850,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(183,000)	22,818,000	9,556,000	57,796,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	1,716,000	5,374,000	2,391,000	9,443,000
4.02.09	Deferred Income Taxes on Cash Flow Hedge	(521,000)	(9,585,000)	(4,062,000)	(22,861,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	−	15,000	382,000	1,729,000
4.03	Total Comprehensive Income for the Period	41,144,000	123,340,000	32,163,000	86,213,000
4.03.01	Attributable to Shareholders of Petrobras	41,112,000	123,160,000	32,022,000	85,831,000
4.03.02	Attributable to Non-controlling Interests	32,000	180,000	141,000	382,000

14

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2026 to 09/30/2026

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	3,322,000	158,062,000	−	48,970,000	415,786,000	1,801,000	417,587,000
5.03	Adjusted Opening Balance	205,432,000	3,322,000	158,062,000	−	48,970,000	415,786,000	1,801,000	417,587,000
5.04	Capital Transactions with Owners	−	1,000	(8,072,000)	(26,177,000)	−	(34,248,000)	(1,048,000)	(35,296,000)
5.04.06	Dividends	−	−	(8,072,000)	(26,496,000)	−	(34,568,000)	(3,000)	(34,571,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(1,045,000)	(1,045,000)
5.04.10	Capital Transactions	−	1,000	−	−	−	1,000	−	1,000
5.04.11	Expired unclaimed dividends	−	−	−	319,000	−	319,000	−	319,000
5.05	Total of Comprehensive Income	−	−	−	124,858,000	(1,698,000)	123,160,000	180,000	123,340,000
5.05.01	Net Income for the Period	−	−	−	124,858,000	−	124,858,000	181,000	125,039,000
5.05.02	Other Comprehensive Income	−	−	−	−	(1,698,000)	(1,698,000)	(1,000)	(1,699,000)
5.07	Balance at the End of the Period	205,432,000	3,323,000	149,990,000	98,681,000	47,272,000	504,698,000	933,000	505,631,000

15

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2025 to 09/30/2025

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000	1,508,000	367,514,000
5.03	Adjusted Opening Balance	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000	1,508,000	367,514,000
5.04	Capital Transactions with Owners	−	5,563,000	(14,708,000)	(19,758,000)	−	(28,903,000)	137,000	(28,766,000)
5.04.06	Dividends	−	−	(9,145,000)	(20,499,000)	−	(29,644,000)	(115,000)	(29,759,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	252,000	252,000
5.04.11	Expired unclaimed dividends	−	−	−	741,000	−	741,000	−	741,000
5.04.12	Cancellation of treasury shares	−	5,563,000	(5,563,000)	−	−	−	−	−
5.05	Total of Comprehensive Income	−	−	−	94,566,000	(8,735,000)	85,831,000	382,000	86,213,000
5.05.01	Net Income for the Period	−	−	−	94,566,000	−	94,566,000	386,000	94,952,000
5.05.02	Other Comprehensive Income	−	−	−	−	(8,735,000)	(8,735,000)	(4,000)	(8,739,000)
5.07	Balance at the End of the Period	205,432,000	3,322,000	80,269,000	74,808,000	59,103,000	422,934,000	2,027,000	424,961,000

16

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2026 to 09/30/2026	Accumulated of the Previous Period 01/01/2025 to 09/30/2025
6.01	Net cash provided by operating activities	167,573,000	145,417,000
6.01.01	Cash provided by operating activities	254,974,000	193,403,000
6.01.01.01	Net Income for the period	125,039,000	94,952,000
6.01.01.02	Pension and medical benefits (actuarial expense)	8,508,000	7,309,000
6.01.01.03	Results of equity-accounted investments	(927,000)	(933,000)
6.01.01.04	Depreciation, depletion and amortization	66,145,000	62,317,000
6.01.01.05	Impairment reversals, net	(1,022,000)	(193,000)
6.01.01.06	Exploratory expenditures write-offs	113,000	1,294,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	6,664,000	3,383,000
6.01.01.08	Foreign exchange, indexation and finance charges	(6,233,000)	(20,837,000)
6.01.01.10	Allowance for credit loss on trade and other receivables, net	108,000	214,000
6.01.01.11	Inventory write-back to net realizable value	241,000	19,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	5,351,000	5,730,000
6.01.01.15	Income Taxes	51,337,000	39,674,000
6.01.01.16	Results from co-participation agreements in bid areas	(1,061,000)	(621,000)
6.01.01.17	Gain on disposal/write-offs of assets	3,058,000	(459,000)
6.01.01.18	Equalization of expenses - Production Individualization Agreements	161,000	4,046,000
6.01.01.19	Early termination and cash outflows revision of lease agreements	(2,508,000)	(2,492,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(52,496,000)	(27,079,000)
6.01.02.01	Trade and other receivables, net	(19,820,000)	(2,654,000)
6.01.02.02	Inventories	(12,372,000)	(6,565,000)
6.01.02.03	Judicial deposits	(1,087,000)	(3,135,000)
6.01.02.05	Other assets	(1,591,000)	428,000
6.01.02.06	Trade payables	(3,151,000)	(998,000)
6.01.02.07	Production taxes and other taxes payable	(1,942,000)	(4,337,000)
6.01.02.08	Pension and medical benefits	(4,786,000)	(4,403,000)
6.01.02.09	Provisions for legal proceedings	(2,694,000)	(3,903,000)
6.01.02.10	Other Employee Benefits	(1,518,000)	2,988,000
6.01.02.12	Provision for Decommissioning Costs	(5,994,000)	(3,955,000)
6.01.02.14	Other liabilities	2,459,000	(545,000)
6.01.03	Others	(34,905,000)	(20,907,000)
6.01.03.01	Income Taxes Paid	(34,905,000)	(20,907,000)
6.02	Net cash used in investing activities	(81,083,000)	(50,737,000)
6.02.01	Acquisition of PP&E and intangibles assets	(74,523,000)	(73,096,000)
6.02.02	Acquisition of equity interests	(353,000)	(21,000)
6.02.03	Proceeds from disposal of assets - Divestment	2,225,000	3,233,000
6.02.04	Divestment (investment) in financial investments	(10,434,000)	16,425,000
6.02.05	Dividends received	357,000	582,000
6.02.08	Financial compensation for Co-participation Agreement	1,645,000	2,140,000
6.03	Net cash used in financing activities	(85,340,000)	(64,532,000)
6.03.01	Changes in non-controlling interest	(1,045,000)	251,000
6.03.02	Proceeds from financing	15,988,000	29,602,000
6.03.03	Repayment of principal - finance debt	(23,710,000)	(10,862,000)
6.03.04	Repayment of interest - finance debt	(8,541,000)	(7,896,000)
6.03.05	Dividends paid to shareholders of Petrobras	(27,355,000)	(37,127,000)
6.03.06	Dividends paid to non-controlling interests	(117,000)	(232,000)
6.03.08	Settlement of lease liabilities	(40,560,000)	(38,268,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	(1,189,000)	(2,727,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(39,000)	27,421,000
6.05.01	Cash and cash equivalents at the beginning of the period	35,608,000	20,254,000
6.05.02	Cash and cash equivalents at the end of the period	35,569,000	47,675,000

17

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2026 to 09/30/2026	Accumulated of the Previous Period 01/01/2025 to 09/30/2025
7.01	Sales Revenues	654,894,000	555,257,000
7.01.01	Sales of Goods and Services	574,436,000	476,972,000
7.01.02	Other Revenues	14,000,000	10,654,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	66,566,000	67,845,000
7.01.04	Allowance for expected credit losses	(108,000)	(214,000)
7.02	Inputs Acquired from Third Parties	(216,155,000)	(208,288,000)
7.02.01	Cost of Sales	(76,073,000)	(71,806,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(103,713,000)	(102,640,000)
7.02.03	Impairment Charges / Reversals of Assets	1,022,000	193,000
7.02.04	Others	(37,391,000)	(34,035,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(37,391,000)	(34,035,000)
7.03	Gross Added Value	438,739,000	346,969,000
7.04	Retentions	(66,145,000)	(62,317,000)
7.04.01	Depreciation, Amortization and Depletion	(66,145,000)	(62,317,000)
7.05	Net Added Value Produced	372,594,000	284,652,000
7.06	Transferred Added Value	11,020,000	10,287,000
7.06.01	Share of Profit of Equity-Accounted Investments	927,000	933,000
7.06.02	Finance Income	5,994,000	5,946,000
7.06.03	Others	4,099,000	3,408,000
7.06.03.01	Rentals, royalties and others	4,099,000	3,408,000
7.07	Total Added Value to be Distributed	383,614,000	294,939,000
7.08	Distribution of Added Value	383,614,000	294,939,000
7.08.01	Employee Compensation	35,671,000	33,485,000
7.08.01.01	Salaries	23,825,000	21,501,000
7.08.01.02	Fringe Benefits	10,709,000	10,958,000
7.08.01.03	Unemployment Benefits (FGTS)	1,137,000	1,026,000
7.08.02	Taxes and Contributions	204,694,000	165,428,000
7.08.02.01	Federal	153,665,000	117,274,000
7.08.02.02	State	50,504,000	47,568,000
7.08.02.03	Municipal	525,000	586,000
7.08.03	Return on Third-Party Capital	18,210,000	1,074,000
7.08.03.01	Interest	12,667,000	(3,390,000)
7.08.03.02	Rental Expenses	5,543,000	4,464,000
7.08.04	Return on Shareholders' Equity	125,039,000	94,952,000
7.08.04.01	Interest on Capital	20,418,000	13,919,000
7.08.04.02	Dividends	6,078,000	6,580,000
7.08.04.03	Retained Earnings / (Losses) for the Period	98,362,000	74,067,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	181,000	386,000

18

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2025, which include the full set of notes.

The consolidated and individual interim financial information of the company was prepared and is presented in accordance with the Technical Pronouncement - CPC 21 (R1) - Interim Financial Statement, as issued by the Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission (CVM), and related to IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). All relevant information pertaining to the financial reporting, and only such information, has been disclosed and corresponds to the information used by Management in managing the Company.

These interim financial reporting were approved and authorized for issue by the Company’s Board of Directors in a meeting held on November 10, 2026.

1.1.	New standards and interpretations

The initial application of the IFRS accounting standards issued by the International Accounting Standards Board (IASB) that became effective on January 1, 2026, as disclosed in note 6.1 to the financial statements of December 31, 2025, had no significant effect on these unaudited condensed consolidated and individual interim financial statements of September 30, 2026.

2.	Material accounting policies

The accounting policies and methods of computation followed in these consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2025.

3.	Cash and cash equivalents and financial investments
3.1.	Cash and cash equivalents

They include cash, available bank deposits and financial investments with high liquidity, which meet the definition of cash equivalents.

	Consolidated
	09.30.2026	12.31.2025
Cash at bank and in hand	1,625	1,223
Financial investments classified as cash equivalents
- In Brazil
Brazilian interbank deposit rate investment funds and repurchase agreements	4,239	6,484
Bank Deposit Certificates	328	396
Other investment funds	785	763
	5,352	7,643
- Abroad
Time deposits	15,371	18,242
Sweep accounts and interest-bearing accounts	12,949	8,242
Other financial investments	272	258
	28,592	26,742
Total financial investments classified as cash equivalents	33,944	34,385
Total cash and cash equivalents	35,569	35,608

19

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Financial investments classified as cash equivalents have maturities of up to three months from the date of their acquisition. In Brazil, these financial investments primarily comprise repurchase agreements and investments in funds holding Brazilian Federal Government Bonds, as well as floating rate Bank Deposit Certificates with daily liquidity. Financial investments classified as cash equivalents abroad mainly comprise time deposits, as well as investments with daily liquidity.

3.2.	Financial investments
		Consolidated
	09.30.2026	12.31.2025
Fair value through profit or loss	1,486	1,125
Amortized cost	25,754	13,889
Total	27,240	15,014
Current	27,067	15,000
Non-current (1)	173	14
(1) Non-current financial investments are classified in "Other Assets".

Financial investments (not classified as cash equivalents) have maturities of more than three months. Financial investments classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (level 1 of the fair value hierarchy). Financial investments classified as amortized cost mainly refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits and government bonds.

The increase of R$ 12,226 is primarily due to investments (net of redemptions) in Bank Deposit Certificates, amounting to R$ 5,299, and in time deposits, totaling R$ 5,204.

4.	Sales revenues
		Consolidated
	Jul-Sep	2026 Jan-Sep	Jul-Sep	2025 Jan-Sep
Gross sales	209,878	574,436	165,526	476,972
Sales taxes (1)	(40,525)	(111,867)	(37,620)	(106,794)
Sales revenues	169,353	462,569	127,906	370,178
Diesel	41,175	114,870	38,762	112,132
Road-use diesel subsidy program	13,865	24,274	−	−
Gasoline	16,005	46,587	16,803	51,558
Liquefied petroleum gas	4,724	13,847	5,128	14,414
Gasoline and liquefied petroleum gas subsidy programs	1,769	2,669	−	−
Jet fuel	9,119	24,866	6,060	18,344
Naphtha	2,936	9,370	2,398	7,202
Fuel oil (including bunker fuel)	957	2,888	741	2,458
Other oil products	6,458	17,040	5,112	16,046
Subtotal oil products	97,008	256,411	75,004	222,154
Natural gas	4,714	13,347	5,554	16,230
Crude oil	5,840	17,579	5,661	19,933
Renewables and nitrogen products	920	2,127	421	966
Breakage	195	601	191	783
Electricity	1,549	4,651	1,297	2,942
Services, agency and others	1,260	3,780	1,030	3,029
Domestic market	111,486	298,496	89,158	266,037
Exports	56,529	160,300	37,614	101,173
Crude oil	43,049	125,388	29,453	76,969
Fuel oil (including bunker fuel)	10,180	27,749	6,512	19,608
Other oil products and other products	3,300	7,163	1,649	4,596
Sales abroad (2)	1,338	3,773	1,134	2,968
Foreign Market	57,867	164,073	38,748	104,141
Sales revenues	169,353	462,569	127,906	370,178
(1) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(2) Sales revenues from operations outside of Brazil, including trading and excluding exports.

20

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

In the nine-month period ended September 30, 2026, in relation to road-use diesel, gasoline and liquefied petroleum gas subsidy programs, the Company recognized the total amount of R$ 29,689 as gross sales revenues (R$26,943 net of sales taxes), as described in note 28.5.1.

The composition of sales revenues by shipping destination is presented as follows:

			Consolidated

	Jul-Sep	2026 Jan-Sep	Jul-Sep	2025 Jan-Sep
Brazil	111,486	298,496	89,158	266,037
Domestic market	111,486	298,496	89,158	266,037
China	11,175	55,698	17,935	35,619
Americas (except United States)	7,074	19,199	5,876	14,234
Europe	10,277	21,131	4,546	16,189
Asia (except China and Singapore)	9,154	30,572	2,858	16,227
United States	5,280	8,937	4,353	9,987
Singapore	13,034	24,807	2,986	10,440
Others	1,873	3,729	194	1,445
Foreign market	57,867	164,073	38,748	104,141
Sales revenues	169,353	462,569	127,906	370,178

In the nine-month period ended September 30, 2026, sales to one client of the refining, transportation and marketing (RT&M) segment represented individually 12% of the Company’s sales revenues. In the nine-month period ended September 30, 2025, sales to two clients of the RT&M segment represented individually 14% and 10% of the Company’s sales revenues.

21

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

5.	Costs and expenses by nature
5.1.	Cost of sales
		Consolidated

	Jul-Sep	2026 Jan-Sep	Jul-Sep	2025 Jan-Sep
Raw material, products for resale, materials and third-party services (1)	(41,640)	(98,072)	(32,097)	(91,590)
Acquisitions (including imports)	(29,944)	(66,255)	(21,778)	(62,770)
Crude oil	(14,509)	(38,768)	(11,137)	(33,475)
Oil products	(14,598)	(24,452)	(9,312)	(25,228)
Natural gas	(837)	(3,035)	(1,329)	(4,067)
Third-party services and others	(11,696)	(31,817)	(10,319)	(28,820)
Depreciation, depletion and amortization	(18,293)	(53,810)	(17,958)	(49,673)
Production taxes	(21,166)	(62,544)	(15,197)	(46,081)
Employee compensation	(2,893)	(8,234)	(2,559)	(7,331)
Inventory turnover	5,531	8,885	1,022	3,002
Total	(78,461)	(213,775)	(66,789)	(191,673)
(1) It Includes short-term leases.

5.2.	Selling expenses
	Consolidated
	2026 2025
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Materials, third-party services, freight, rent and other related costs	(7,921)	(22,089)	(6,008)	(17,315)
Depreciation, depletion and amortization	(1,053)	(3,231)	(1,127)	(3,076)
Reversal (allowance) for expected credit losses	(48)	(82)	(89)	(142)
Employee compensation	(209)	(604)	(181)	(531)
Total	(9,231)	(26,006)	(7,405)	(21,064)

5.3.	General and administrative expenses
		Consolidated

	Jul-Sep	2026 Jan-Sep	Jul-Sep	2025 Jan-Sep
Employee compensation	(1,691)	(4,935)	(1,610)	(4,656)
Materials, third-party services, rent and other related costs	(647)	(2,081)	(845)	(2,528)
Depreciation, depletion and amortization	(300)	(950)	(274)	(764)
Total	(2,638)	(7,966)	(2,729)	(7,948)

22

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

6.	Other income and expenses, net
			Consolidated
		2026		2025
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Stoppages for asset maintenance and pre-operating expenses	(3,090)	(9,691)	(3,756)	(11,202)
Losses from legal, administrative and arbitration proceedings (1)	(4,205)	(6,664)	(1,509)	(3,383)
Variable compensation programs (2)	(2,443)	(6,155)	(2,194)	(5,607)
Pension and medical benefits - retirees (3)	(2,030)	(6,081)	(1,839)	(5,513)
Results on disposal/write-offs of assets (4)	(3,655)	(3,058)	57	459
Gains (losses) with commodity derivatives	(523)	(1,250)	15	74
Institutional relations and cultural projects	(473)	(1,234)	(499)	(1,058)
Operating expenses with thermoelectric power plants	(164)	(677)	(290)	(933)
Collective bargaining agreement	(5)	(167)	(6)	(1,220)
Equalization of expenses - Production Individualization Agreements	(55)	(162)	(174)	(4,046)
Fines imposed on suppliers	314	987	455	1,144
Results from co-participation agreements in bid areas	−	1,061	331	621
Government grants	507	1,334	300	663
Results of non-core activities	631	1,991	637	1,921
Early termination and changes to cash flow estimates of leases	1,014	2,508	787	2,492
Reimbursements from E&P partnership operations	829	2,779	801	1,192
Others	(37)	(169)	1,235	921
Total	(13,385)	(24,648)	(5,649)	(23,475)
(1) For more information, see note 15.1 - Provisions for legal proceedings, judicial deposits and contingent liabilities.
(2) Comprises Profit Sharing (PLR) and Performance award program (PRD), as described in note 14.1.
(3) For more information, see note 14.2 - Employee benefits (post-employment).
(4) For more information, see note 23 - Disposal of assets and other transactions.

7.	Net finance income (expense)

		Consolidated
		2026		2025
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Finance income	2,307	5,994	2,254	5,946
Income from financial investments and Government Bonds	1,732	4,245	1,723	4,304
Other finance income	575	1,749	531	1,642
Finance expenses	(5,735)	(16,212)	(6,095)	(17,869)
Interest on finance debt	(2,800)	(8,651)	(3,222)	(8,870)
Unwinding of discount on lease liability	(3,735)	(11,011)	(3,693)	(11,025)
Capitalized borrowing costs	2,990	9,936	2,885	8,151
Unwinding of discount on the provision for decommissioning costs	(1,753)	(5,312)	(1,828)	(5,550)
Other finance expenses	(437)	(1,174)	(237)	(575)
Foreign exchange gains (losses) and inflation indexation charges	349	13,479	5,157	29,406
Foreign exchange gains (losses) (1)	47	14,361	5,661	35,135
Real x U.S. dollar	116	14,237	5,636	35,962
Other currencies	(69)	124	25	(827)
Reclassification of hedge accounting to the Statement of Income (1)	(1,716)	(5,374)	(2,391)	(9,443)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	84	(696)	120	(756)
Recoverable taxes inflation indexation income	347	850	214	1,123
Other foreign exchange gains and indexation charges, net	1,587	4,338	1,553	3,347
Total	(3,079)	3,261	1,316	17,483
(1) For more information, see notes 27.3.1.a, and 27.3.1. c.

23

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

8.	Information by operating segment
8.1.	Net income by operating segment

Consolidated Statement of Income by operating segment – Jul-Sep/2026
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	97,888	162,399	13,126	578	(104,638)	169,353
Intersegments	97,543	1,747	5,342	6	(104,638)	−
Third parties	345	160,652	7,784	572	−	169,353
Cost of sales	(45,883)	(123,235)	(7,088)	(528)	98,273	(78,461)
Gross profit	52,005	39,164	6,038	50	(6,365)	90,892
Expenses	(4,949)	(12,700)	(7,816)	(6,288)	−	(31,753)
Selling	(4)	(5,468)	(3,694)	(65)	−	(9,231)
General and administrative	(103)	(617)	(210)	(1,708)	−	(2,638)
Exploration costs	(1,065)	−	−	−	−	(1,065)
Research and development	(1,262)	(14)	(20)	(278)	−	(1,574)
Other taxes	(47)	(4,558)	(15)	760	−	(3,860)
Impairment (losses) reversals, net	−	−	−	−	−	−
Other income and expenses, net	(2,468)	(2,043)	(3,877)	(4,997)	−	(13,385)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	47,056	26,464	(1,778)	(6,238)	(6,365)	59,139
Net finance expense	−	−	−	(3,079)	−	(3,079)
Results of equity-accounted investments	137	20	165	28	−	350
Net Income (loss) before income taxes	47,193	26,484	(1,613)	(9,289)	(6,365)	56,410
Income taxes	(16,000)	(9,003)	604	5,603	2,169	(16,627)
Net income (loss) for the period	31,193	17,481	(1,009)	(3,686)	(4,196)	39,783
Attributable to:
Shareholders of Petrobras	31,195	17,481	(1,017)	(3,713)	(4,196)	39,750
Non-controlling interests	(2)	−	8	27	−	33
Net income (loss) for the period	31,193	17,481	(1,009)	(3,686)	(4,196)	39,783

Consolidated Statement of Income by operating segment - Jul-Sep/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	85,760	120,308	12,370	477	(91,009)	127,906
Intersegments	85,426	1,395	4,182	6	(91,009)	−
Third parties	334	118,913	8,188	471	−	127,906
Cost of sales	(39,100)	(111,526)	(7,371)	(431)	91,639	(66,789)
Gross profit	46,660	8,782	4,999	46	630	61,117
Expenses	(4,139)	(4,126)	(4,720)	(4,681)	−	(17,666)
Selling	(1)	(3,246)	(4,053)	(105)	−	(7,405)
General and administrative	(84)	(568)	(185)	(1,892)	−	(2,729)
Exploration costs	(1,343)	−	−	−	−	(1,343)
Research and development	(992)	(13)	(20)	(243)	−	(1,268)
Other taxes	(50)	(60)	(10)	(691)	−	(811)
Impairment (losses) reversals, net	−	1,539	−	−	−	1,539
Other income and expenses, net	(1,669)	(1,778)	(452)	(1,750)	−	(5,649)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	42,521	4,656	279	(4,635)	630	43,451
Net finance income	−	−	−	1,316	−	1,316
Results of equity-accounted investments	91	95	3	(5)	−	184
Net Income (loss) before income taxes	42,612	4,751	282	(3,324)	630	44,951
Income taxes	(14,457)	(1,583)	(94)	4,244	(214)	(12,104)
Net income (loss) for the period	28,155	3,168	188	920	416	32,847
Attributable to:
Shareholders of Petrobras	28,158	3,168	127	836	416	32,705
Non-controlling interests	(3)	−	61	84	−	142
Net income (loss) for the period	28,155	3,168	188	920	416	32,847

24

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment - Jan-Sep/2026
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	296,875	442,770	36,866	1,538	(315,480)	462,569
Intersegments	295,912	5,523	14,015	30	(315,480)	−
Third parties	963	437,247	22,851	1,508	−	462,569
Cost of sales	(135,848)	(353,726)	(20,139)	(1,398)	297,336	(213,775)
Gross profit	161,027	89,044	16,727	140	(18,144)	248,794
Expenses	(12,752)	(29,998)	(16,240)	(17,616)	−	(76,606)
Selling	(9)	(14,831)	(11,034)	(132)	−	(26,006)
General and administrative	(305)	(1,815)	(587)	(5,259)	−	(7,966)
Exploration costs	(2,303)	−	−	−	−	(2,303)
Research and development	(3,527)	(28)	(53)	(776)	−	(4,384)
Other taxes	(999)	(10,273)	(43)	(1,006)	−	(12,321)
Impairment (losses) reversals, net	(1,145)	2,164	−	3	−	1,022
Other income and expenses, net	(4,464)	(5,215)	(4,523)	(10,446)	−	(24,648)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	148,275	59,046	487	(17,476)	(18,144)	172,188
Net finance income	−	−	−	3,261	−	3,261
Results of equity-accounted investments	366	239	327	(5)	−	927
Net Income (loss) before income taxes	148,641	59,285	814	(14,220)	(18,144)	176,376
Income taxes	(50,414)	(20,076)	(166)	13,150	6,169	(51,337)
Net income (loss) for the period	98,227	39,209	648	(1,070)	(11,975)	125,039
Attributable to:
Shareholders of Petrobras	98,234	39,209	570	(1,180)	(11,975)	124,858
Non-controlling interests	(7)	−	78	110	−	181
Net income (loss) for the period	98,227	39,209	648	(1,070)	(11,975)	125,039

Consolidated Statement of Income by operating segment – Jan-Sep/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	255,535	349,231	35,557	1,377	(271,522)	370,178
Intersegments	254,541	4,542	12,418	21	(271,522)	−
Third parties	994	344,689	23,139	1,356	−	370,178
Cost of sales	(116,225)	(326,582)	(20,406)	(1,226)	272,766	(191,673)
Gross profit	139,310	22,649	15,151	151	1,244	178,505
Expenses	(18,959)	(13,338)	(14,435)	(15,563)	−	(62,295)
Selling	(3)	(8,731)	(12,143)	(187)	−	(21,064)
General and administrative	(258)	(1,626)	(517)	(5,547)	−	(7,948)
Exploration costs	(4,204)	−	−	−	−	(4,204)
Research and development	(2,779)	(30)	(38)	(695)	−	(3,542)
Other taxes	(112)	(212)	(49)	(1,882)	−	(2,255)
Impairment (losses) reversals, net	(1,091)	1,287	(3)	−	−	193
Other income and expenses, net	(10,512)	(4,026)	(1,685)	(7,252)	−	(23,475)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	120,351	9,311	716	(15,412)	1,244	116,210
Net finance income	−	−	−	17,483	−	17,483
Results of equity-accounted investments	406	378	186	(37)	−	933
Net Income (loss) before income taxes	120,757	9,689	902	2,034	1,244	134,626
Income taxes	(40,919)	(3,166)	(243)	5,077	(423)	(39,674)
Net income (loss) for the period	79,838	6,523	659	7,111	821	94,952
Attributable to:
Shareholders of Petrobras	79,848	6,523	501	6,873	821	94,566
Non-controlling interests	(10)	−	158	238	−	386
Net income (loss) for the period	79,838	6,523	659	7,111	821	94,952

25

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Other income and expenses, net by segment - Jul-Sep/2026

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(2,909)	(99)	(67)	(15)	(3,090)
Losses from legal, administrative and arbitration proceedings	(740)	(949)	(21)	(2,495)	(4,205)
Variable compensation programs	(1,134)	(576)	(110)	(623)	(2,443)
Pension and medical benefits - retirees	−	−	−	(2,030)	(2,030)
Results on disposal/write-offs of assets	(87)	54	(3,603)	(19)	(3,655)
Results from co-participation agreements in bid areas	−	−	−	−	−
Results of non-core activities	595	3	9	24	631
Early termination and changes to cash flow estimates of leases	945	57	−	12	1,014
Reimbursements from E&P partnership operations	829	−	−	−	829
Others	33	(533)	(85)	149	(436)
Total	(2,468)	(2,043)	(3,877)	(4,997)	(13,385)

Other income and expenses, net by segment - Jul-Sep/2025

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(3,533)	(91)	(99)	(33)	(3,756)
Gains (losses) with legal, administrative and arbitration proceedings	(373)	(1,226)	121	(31)	(1,509)
Variable compensation programs	(1,025)	(480)	(108)	(581)	(2,194)
Pension and medical benefits - retirees	−	−	−	(1,839)	(1,839)
Results on disposal/write-offs of assets	248	(35)	(34)	(122)	57
Results from co-participation agreements in bid areas	331	−	−	−	331
Results of non-core activities	633	(17)	3	18	637
Early termination and changes to cash flow estimates of leases	622	129	17	19	787
Reimbursements from E&P partnership operations	801	−	−	−	801
Others	627	(58)	(352)	819	1,036
Total	(1,669)	(1,778)	(452)	(1,750)	(5,649)

26

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Other income and expenses, net by segment - Jan-Sep/2026

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(8,870)	(582)	(190)	(49)	(9,691)
Losses from legal, administrative and arbitration proceedings	(1,231)	(1,690)	(39)	(3,704)	(6,664)
Variable compensation programs	(2,728)	(1,595)	(277)	(1,555)	(6,155)
Pension and medical benefits - retirees	−	−	−	(6,081)	(6,081)
Results on disposal/write-offs of assets	177	84	(3,573)	254	(3,058)
Results from co-participation agreements in bid areas	1,061	−	−	−	1,061
Results of non-core activities	1,877	18	15	81	1,991
Early termination and changes to cash flow estimates of leases	2,425	84	(23)	22	2,508
Reimbursements from E&P partnership operations	2,779	−	−	−	2,779
Others	46	(1,534)	(436)	586	(1,338)
Total	(4,464)	(5,215)	(4,523)	(10,446)	(24,648)

Other income and expenses, net by segment - Jan-Sep/2025

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(9,920)	(830)	(373)	(79)	(11,202)
Losses from legal, administrative and arbitration proceedings	(990)	(1,613)	(44)	(736)	(3,383)
Variable compensation programs	(2,578)	(1,275)	(282)	(1,472)	(5,607)
Pension and medical benefits - retirees	−	−	−	(5,513)	(5,513)
Results on disposal/write-offs of assets	332	(34)	60	101	459
Results from co-participation agreements in bid areas	621	−	−	−	621
Results of non-core activities	1,907	(48)	6	56	1,921
Early termination and changes to cash flow estimates of leases	2,323	104	20	45	2,492
Reimbursements from E&P partnership operations	1,192	−	−	−	1,192
Others	(3,399)	(330)	(1,072)	346	(4,455)
Total	(10,512)	(4,026)	(1,685)	(7,252)	(23,475)

The amount of depreciation, depletion and amortization by business segment is set forth as follows:

27

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Jul-Sep/2026	18,042	3,817	861	308	23,028
Jul-Sep/2025	17,576	3,775	795	243	22,389

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Jan-Sep/2026	51,209	11,559	2,499	878	66,145
Jan-Sep/2025	48,143	11,181	2,320	673	62,317
8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 09.30.2026

Current assets	17,452	76,720	2,785	119,957	(35,153)	181,761
Non-current assets	888,795	132,407	28,845	94,659	−	1,144,706
Long-term receivables	54,210	20,021	885	78,767	−	153,883
Investments	1,789	498	1,164	298	−	3,749
Property, plant and equipment	822,333	111,050	26,309	13,083	−	972,775
Operating assets	617,808	89,248	22,999	8,467	−	738,522
Under construction	204,525	21,802	3,310	4,616	−	234,253
Intangible assets	10,463	838	487	2,511	−	14,299
Total Assets	906,247	209,127	31,630	214,616	(35,153)	1,326,467

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 12.31.2025

Current assets	13,340	52,714	1,960	91,448	(19,436)	140,026
Non-current assets	843,470	122,760	29,247	87,886	−	1,083,363
Long-term receivables	51,274	17,007	802	72,747	−	141,830
Investments	1,605	149	942	328	−	3,024
Property, plant and equipment	780,341	104,836	27,057	12,390	−	924,624
Operating assets	596,594	90,973	24,179	8,626	−	720,372
Under construction	183,747	13,863	2,878	3,764	−	204,252
Intangible assets	10,250	768	446	2,421	−	13,885
Total Assets	856,810	175,474	31,207	179,334	(19,436)	1,223,389

28

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

9.	Trade and other receivables
9.1.	Trade and other receivables
	Consolidated		Parent Company
	09.30.2026	12.31.2025	09.30.2026	12.31.2025
Third parties
Receivables from contracts with customers	26,900	25,534	14,627	15,722
Other trade receivables
Receivables from divestments and Transfer of Rights Agreement	4,025	6,231	4,025	6,231
Lease receivables	958	1,242	−	−
Other receivables	3,227	6,565	2,694	5,969
Subtotal - Third parties	35,110	39,572	21,346	27,922
Related parties
Receivables from contracts with customers - Investees	1,890	422	13,946	16,516
Fuel trading subsidy program	16,415	−	16,415	−
Applications in credit rights - FIDC-NP	−	−	49,497	54,686
Subtotal - Related parties (note 28)	18,305	422	79,858	71,202
Total trade and other receivables, before ECL	53,415	39,994	101,204	99,124
Expected credit losses (ECL) - Third parties	(9,592)	(9,796)	(6,098)	(6,100)
Expected credit losses (ECL) - Related parties	(90)	(54)	(90)	(54)
Total trade and other receivables	43,733	30,144	95,016	92,970
Current	41,052	25,461	92,437	88,627
Non-current	2,681	4,683	2,579	4,343

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final price linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to R$ 5,020 as of September 30, 2026 (R$ 2,213 as of December 31, 2025).

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the earnout of the Atapu and Sépia fields, totaling R$ 1,561 (R$ 2,191 as of December 31, 2025), from the sale of the Roncador field totaling R$ 349 (R$ 1,464 as of December 31, 2025), the Potiguar cluster totaling R$ 429 (R$ 862 as of December 31, 2025) and the Pampo and Enchova cluster, totaling R$ 440 (R$ 363 as of December 31, 2025).

The reduction in the "Other receivables" balance is mainly related to receipts concerning the Tupi shared reservoir, according to note18.4.

29

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

9.2.	Aging of trade and other receivables – third parties
				Consolidated	Parent Company
	09.30.2026		12.31.2025		09.30.2026		12.31.2025
	Trade and other receivables	Expected credit losses (ECL)	Trade and other receivables	Expected credit losses (ECL)	Trade and other receivables	Expected credit losses (ECL)	Trade and other receivables	Expected credit losses (ECL)
Current	24,488	(134)	28,970	(483)	14,727	(129)	21,510	(479)
Overdue:
Until 3 months	314	(126)	362	(175)	222	(125)	329	(174)
3 – 6 months	126	(78)	255	(135)	107	(76)	241	(134)
6 – 12 months	495	(454)	708	(587)	492	(453)	667	(569)
More than 12 months	9,687	(8,800)	9,277	(8,416)	5,798	(5,315)	5,175	(4,744)
Total	35,110	(9,592)	39,572	(9,796)	21,346	(6,098)	27,922	(6,100)

9.3.	Provision for expected credit losses - third parties and related parties
	Consolidated		Parent Company
	2026	2025	2026	2025
Changes	Jan-Sep	Jan- Sep	Jan- Sep	Jan- Sep
Opening balance	9,850	10,162	6,154	6,074
Additions	380	682	365	666
Reversals	(296)	(473)	(275)	(472)
Write-offs	(56)	(81)	(56)	(81)
Cumulative translation adjustment	(213)	(557)	−	−
Others	17	−	−	−
Closing balance	9,682	9,733	6,188	6,187
Current	2,065	2,042	1,802	1,797
Non-current	7,617	7,691	4,386	4,390
10.	Inventories
	Consolidated
	09.30.2026	12.31.2025
Crude oil	22,446	17,339
Oil products	15,490	12,667
Intermediate products	3,542	3,173
Natural gas and Liquefied Natural Gas (LNG)	932	619
Biofuels	184	161
Fertilizers	73	57
Total products	42,667	34,016
Materials, suppliers and others	13,612	11,157
Total	56,279	45,173

Inventories are presented net of losses to adjust to their net realizable value, which are primarily due to fluctuations in international oil and oil product prices. When incurred, they are recognized in the statement of income as cost of sales and services incurred. In the nine-month period ended September 30, 2026, the Company recognized a R$241 loss within cost of sales, adjusting inventories to net realizable value (a R$ 19 loss within cost of sales in the nine-month period ended September 30, 2025).

At September 30, 2026, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of R$ 5,330 (R$ 4,326 on December 31, 2025).

The increase in the inventories in 2026, amounting to R$ 11,106, is primarily attributable to the following items: (i) crude oil, related to higher production, lower sales volumes in both domestic and international markets—when comparing the respective period-end dates—and higher costs related to production taxes on produced oil as well as imported crude oil, reflecting the rise in international price at the time of the inventories formation; and (ii) oil products, resulting from higher acquisition costs for imported products and raw materials (crude oil), also driven by the increase of international prices during the period in which the inventories were accumulated.

30

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

11.	Prepayments
	Consolidated		Parent Company
	09.30.2026	12.31.2025	09.30.2026	12.31.2025
Advances for property, plant and equipment (1)	25,167	22,795	24,871	22,498
Prepaid expenses	3,370	2,407	1,870	1,619
Other advances	837	688	687	634
Related parties (note 28.1)	−	−	1,943	1,463
Total	29,374	25,890	29,371	26,214
Current	3,751	2,573	2,433	1,848
Non-current	25,623	23,317	26,938	24,366

(1) The agreements for the acquisition of the Federal Government’s interests in the Mero (3.5%) and Atapu (0.95%) fields were signed in March 2026. The transfer of rights and obligations will occur in March 2027.

12.	Trade payables
	Consolidated		Parent Company
	09.30.2026	12.31.2025	09.30.2026	12.31.2025
Third parties in Brazil	25,530	28,048	22,798	26,845
Third parties abroad	11,994	12,599	6,748	5,929
Related parties (note 28.1)	192	301	8,664	9,297
Total	37,716	40,948	38,210	42,071

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of September 30, 2026, the balance advanced by suppliers, within the scope of the program, is R$ 320 (R$ 733 as of December 31, 2025) and has a payment term from 4 to 92 days and a weighted average term of 52 days (payment term from 7 to 93 days and a weighted average term of 55 days in 2025), after the contracted commercial conditions have been met.

13.	Taxes
13.1.	Income taxes

Statement of Financial Position

	Consolidated				Parent Company
	09.30.2026		12.31.2025		09.30.2026		12.31.2025
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Income Taxes	4,955	13,876	5,629	10,278	4,671	10,625	5,339	7,436
Deferred income taxes	8,746	54,763	5,586	34,965	−	58,991	−	39,684
Total	13,701	68,639	11,215	45,243	4,671	69,616	5,339	47,120

31

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Statement of Income

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

				Consolidated
				2025
	Jul-Sep	2026 Jan-Sep	Jul-Sep	Jan-Sep
Net income before income taxes	56,410	176,376	44,951	134,626
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(19,180)	(59,968)	(15,283)	(45,773)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	3,841	9,657	2,064	4,696
Different jurisdictional tax rates for companies abroad	789	4,717	2,975	5,652
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(1,665)	(3,805)	(1,115)	(1,758)
Tax incentives	314	869	105	638
Effects of the global minimum tax – Pillar II	(222)	(513)	(234)	(848)
Internal transfer prices adjustments for operations between related parties abroad	(87)	(703)	(326)	(1,255)
Tax loss carryforwards (unrecognized tax losses)	(41)	(173)	2	5
Post-employment benefits (2)	(812)	(2,446)	(681)	(1,871)
Results of equity-accounted investments	118	211	60	311
Non-incidence of income taxes on indexation (Selic interest rate) of undue paid taxes	133	378	157	331
Others	185	439	172	198
Income taxes	(16,627)	(51,337)	(12,104)	(39,674)
Current income taxes	(18,864)	(44,407)	(8,530)	(22,620)
Deferred income taxes	2,237	(6,930)	(3,574)	(17,054)
Effective tax rate of income taxes	29.5%	29.1%	26.9%	29.5%
(1) Relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) Includes Uncertain tax treatments (see note 13.1.3).

13.1.1.	Current income taxes

Income taxes recoverable

	Current assets		Non-current assets		Total
	09.30.2026	12.31.2025	09.30.2026	12.31.2025	09.30.2026	12.31.2025
Taxes in Brazil	3,977	3,591	943	2,008	4,920	5,599
Taxes abroad	35	30	−	−	35	30
Total	4,012	3,621	943	2,008	4,955	5,629

Income taxes payable

	Current liabilities		Non-current liabilities		Total
	09.30.2026	12.31.2025	09.30.2026	12.31.2025	09.30.2026	12.31.2025
Taxes in Brazil
Income taxes (1)	8,167	4,318	2,240	2,155	10,407	6,473
Income taxes - Tax settlement programs	373	329	814	1,013	1,187	1,342
	8,540	4,647	3,054	3,168	11,594	7,815
Taxes abroad (1)	2,282	2,463	−	−	2,282	2,463
Total	10,822	7,110	3,054	3,168	13,876	10,278
(1) Includes uncertain tax treatments (see note 13.1.3).

32

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

13.1.2.	Deferred income taxes
	Consolidated
Changes	2026	2025
	Jan-Sep	Jan-Sep
Opening balance	(29,379)	(3,390)
Recognized in the statement of income for the period	(6,930)	(17,054)
Recognized in shareholders’ equity	(9,585)	(22,861)
Translation adjustment	(98)	(244)
Use of tax loss carryforwards	(19)	(244)
Others	(6)	115
Closing balance	(46,017)	(43,678)
Deferred tax on income - Assets	8,746	5,478
Deferred tax on income - Liabilities	(54,763)	(49,156)

Composition

Nature	Realization basis	09.30.2026	12.31.2025
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(30,333)	(35,607)
PP&E – Impairment	Amortization, impairment reversals and write-offs of assets	22,960	24,505
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(71,104)	(69,310)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(111,747)	(104,908)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	(11,101)	(3,657)
Leasing	Appropriation of the considerations	77,590	78,808
Provision for decommissioning costs	Payments and use of provisions	51,879	54,785
Provision for legal proceedings	Payments and use of provisions	6,907	5,793
Tax loss carryforwards	Taxable income compensation	3,833	3,964
Inventories	Sales, write-downs and losses	6,647	2,492
Employee Benefits	Payments and use of provisions	8,124	8,727
Others		328	5,029
Total		(46,017)	(29,379)

13.1.3.	Uncertain tax treatments on income taxes

As of September 30, 2026, the Company has R$ 2,240 (R$ 3,379 as of December 31, 2025) of uncertain tax treatments, provisioned in the statement of financial position, related to the deduction of amounts paid in the basis of calculation of income taxes in Brazil. The reduction in the period is due mainly to the completion of discussions and payment regarding the additional charge levied by the Dutch tax authority on the calculation of Corporate Income Tax (CIT) for the fiscal years 2018 to 2023 on subsidiaries in the Netherlands, resulting from the valuation for tax purposes of platforms and equipment nationalized under the Repetro SPED regime.

In addition, the Company has R$ 28,581 of uncertain tax treatments (R$ 25,151 as of December 31, 2025), unprovisioned, in Brazil and abroad, on income taxes related to judicial and administrative proceedings, mainly relating to income of subsidiaries abroad.

As of September 30, 2026, the Company has other positions that can be considered as uncertain tax treatments on income taxes amounting to R$ 32,133 (R$ 27,026 as of December 31, 2025), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras believes that such positions are likely to be accepted by the tax authorities (including judicial courts).

Thus, as of September 30, 2026, the total amount of uncertain tax treatments amounts to R$ 62,954 (R$ 55,556 as of December 31, 2025), for which Petrobras will continue to defend its position.

33

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

13.2.	Other taxes and production taxes
13.2.1.	Taxes recoverable
	Current assets		Non-current assets
	09.30.2026	12.31.2025	09.30.2026	12.31.2025
Taxes in Brazil
Current PIS and COFINS	1,301	1,405	7,698	7,104
Non-current PIS and COFINS	2,195	1,947	9,727	8,041
PIS and COFINS - unconstitutionality of the extended calculation basis	-	-	3,786	3,638
ICMS (VAT)	1,570	1,762	2,993	2,833
Deferred ICMS (VAT)	2,236	2,028	1,209	1,258
Others	79	152	104	107
	7,381	7,294	25,517	22,981
Taxes abroad	239	232	−	1
Total	7,620	7,526	25,517	22,982

13.2.2.	Production taxes and other taxes payable
	Current liabilities		Non-current liabilities (1)
	09.30.2026	12.31.2025	09.30.2026	12.31.2025
Taxes in Brazil
Production taxes (2)	13,256	7,701	91	306
ICMS (VAT)	7,286	7,101	−	−
PIS and COFINS	2,036	2,450	1,218	979
Withholding income taxes	1,001	1,808	−	−
Export tax	3,005	−	−	−
Other taxes	1,140	1,833	544	496
	27,724	20,893	1,853	1,781
Taxes abroad	100	73	−	−
Total	27,824	20,966	1,853	1,781

(1)   Other non-current taxes are classified within other non-current liabilities in the statement of financial position.

(2)   The increase in royalties and special participation reflects higher average prices and production volumes for oil and gas.

13.3.	Tax recovery program

In March and April 2026, Petrobras adhered to the Special Program for Installment Payment of Tax Credits (REFIS), instituted by the state of Rio de Janeiro through Complementary Law No. 225/2025, with the objective of settling tax contingencies related to ICMS. Following this adhesion, the Company recognized a R$ 618 expense in the statement of income, within other taxes, in the nine-month period ended September 30, 2026.

13.4.	Export tax on crude oil and diesel

Effective on March 12, 2026, Provisional Measure No. 1,340 established the levy of Export Tax (IE) on exports of crude oil, oils obtained from bituminous minerals, as well as road-use diesel. After this regulation expired on July 9, 2026, taxation on crude oil exports was maintained until December 31, 2026, under Resolutions No. 938, No. 957 and No. 977/2026, issued by the Executive Management Committee of the Chamber of Foreign Trade (Camex), while the tax on exports of road diesel was discontinued.

The Export Tax (IE) is levied on crude oil at a 12% rate, except for the exports destined to the European Union (EU), which are subject to a 6% rate, pursuant to the Interim Trade Agreement between the EU and Southern Common Market (Mercosul).

34

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

This tax is non-recoverable but deductible on the tax base of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL). The term for payment of this tax shall be 15 days for road-use diesel and 60 days for crude oil, from the date of registration of the declaration for customs clearance.

In the nine-month period ended September 30, 2026, a R$ 9,970 expense was recognized within other taxes relating to this tax (R$ 4,459 in the three-month period ended September 30, 2026).

13.5.	Tax reform

The regulations for the IBS (Tax on Goods and Services - Imposto sobre Bens e Serviços) and the CBS (Contribution on Goods and Services - Contribuição sobre Bens e Serviços), released on April 30, 2026, did not introduce significant changes compared to the provisions set forth in Complementary Laws No. 214/2025 and No. 227/2026.

The Ministry of Finance of Brazil released the CBS rates applicable to transactions involving liquid fuels sold by volume on October 9, 2026, through Ordinance MF No. 3,074, which will be effective in January 2027.

In accordance with the procedures established in Supplementary Law No. 214/2025, the Federal Court of Accounts (TCU) is the body responsible for conducting studies aimed at defining the reference tax rates for the new taxes.

On October 28, 2026, the Federal Court of Accounts (TCU) concluded its study regarding the CBS tax rate for 2027 (11.3%) and forwarded the results to the Federal Senate, which is tasked with reviewing and subsequently establishing the reference CBS rate. It will be up to the Federal Government, through specific legislation, to set the standard CBS rate to be applied in 2027.

Then, at the current stage of implementation and regulation of the Consumption Tax Reform, the Company believes that there is material uncertainty with respect to rules associated with the new taxes. Thus, there is no effect on these unaudited condensed consolidated interim financial statements as of September 30, 2026, considering that:

•	the elements necessary for the objective identification of IBS and CBS tax rates applicable to all the Company's operations have not yet been published, including the reference rate and the standard rates by federative entity;
•	ancillary obligations regarding, among others, the issuance of tax documents, credit utilization, reimbursement procedures, or adoption of specific regimes are not sufficiently detailed; and
•	the tax rate for the Selective Tax on mineral goods was published on November 4, 2026, through Provisional Measure No. 1,399, which established a zero rate—on an exceptional and temporary basis—until December 31, 2027. Nevertheless, the regulation of the Selective Tax and the guidelines required for its implementation remain pending, most notably the rules for fulfilling ancillary obligations and the determination of the specific point in time at which the tax is triggered.

14.	Employee benefits

Employee benefits are all forms of consideration given by the Company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated
	09.30.2026	12.31.2025
Liabilities
Short-term employee benefits	13,584	14,977
Termination benefits	366	497
Post-retirement benefits	93,797	90,016
Total	107,747	105,490
Current	19,329	20,937
Non-current	88,418	84,553
Total	107,747	105,490

35

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

14.1.      Short-term employee benefits

	Consolidated
	09.30.2026	12.31.2025
Accrued vacation and 13th salary	5,418	3,355
Profit sharing - PLR	2,964	3,727
Performance award program - PRD	3,535	3,944
Salaries and related charges and other provisions	1,667	3,951
Total	13,584	14,977
Current	13,451	14,888
Non-current (1)	133	89
Total	13,584	14,977
(1) Remaining balance relating to the four-year deferral of the variable compensation program of executive officers and the upper management.

The Company recognized the following amounts in the income statement:

			Consolidated
		2026		2025
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Costs/Expenses in the statement of income
Salaries, vacation, 13th salary, charges over provisions and others	(6,896)	(17,767)	(5,440)	(15,838)
Management fees and charges	(32)	(70)	(18)	(56)
Variable compensation programs (1)	(2,443)	(6,155)	(2,194)	(5,607)
Performance award program - PRD (2)	(1,459)	(3,224)	(1,300)	(2,893)
Profit sharing - PLR (2)	(984)	(2,931)	(894)	(2,714)
Total	(9,371)	(23,992)	(7,652)	(21,501)
(1) Includes complement/reversion of previous programs.
(2) Amount recognized as Other Income and Expenses - note 6.

14.1.1 Variable compensation programs

The Company recognizes the contribution of employees to the results achieved through two programs: a) Profit sharing or results sharing; and b) Performance award program.

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the nine-month period ended September 30, 2026, the Company:

•	paid R$ 3,694 (R$ 3,594 in the Parent Company), considering the regulation and individual limits according to the remuneration of each employee; and
•	provisioned R$ 2,921 (R$ 2,701 in the nine-month period ended September 30, 2025) relating to the 2026 fiscal year, recorded under other operating expenses. At the Parent Company level, the provision was R$ 2,870 (R$ 2,672 in the nine-month period ended September 30, 2025).

Performance award program (Programa de prêmio por desempenho - PRD)

In the nine-month period ended September 30, 2026, the Company:

•	paid R$ 3,633 (R$ 2,962 at the Parent Company level) under the performance award program, based on the achievement of Company performance metrics and individual employee performance; and
•	provisioned R$ 3,397 (R$ 2,898 in the nine-month period ended September 30, 2025) relating to the 2026 fiscal year, recorded under other operating expenses, including other programs of the consolidated companies. At the Parent Company level, the accrual was R$ 2,879 (R$ 2,410 in the nine-month period ended September 30, 2025).

14.2.      Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

36

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	09.30.2026	12.31.2025
Liabilities
Health Care Plan: AMS Saúde Petrobras	68,032	64,166
Health Care Plan	68,032	64,166
Petros Pension Plan - Renegotiated (PPSP-R)	14,704	15,041
Petros Pension Plan - Non-renegotiated (PPSP-NR)	5,170	5,208
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	2,966	2,823
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	2,909	2,758
Petros 2 Pension Plan (PP-2)	16	20
Pension Plan	25,765	25,850
Total	93,797	90,016
Current	5,784	5,701
Non-current	88,013	84,315

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan, and to the new collective bargaining agreement (ACT) and is open to new employees.

Benefits are paid by the Company based on the costs incurred by the beneficiaries. The financial participation of the Company and the beneficiaries on the expenses are provided for in the plan rules and in the ACT, currently at 70% by the Company and 30% by the participants.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation, a nonprofit legal entity governed by private law with administrative and financial autonomy.

Pension plans in Brazil are regulated by the National Council for Supplementary Pension (Conselho Nacional de Previdência Complementar – CNPC), which establishes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros Foundation periodically carries out revisions of the plans and, when applicable, establishes measures aiming at maintaining the financial sustainability of the plans.

On March 24, 2026, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans sponsored by the Company for the year ended December 31, 2025.

The net obligation with pension plans recorded by the Company is measured in accordance with the IFRS Accounting Standards requirements, which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

The following table presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2025, with the net actuarial liability registered by the Company on the same date:

	PPSP-R (1)	PPSP-NR (1)
Accumulated deficit according to CNPC – Petros Foundation	1,299	649
Ordinary and extraordinary future contributions - sponsor	23,514	6,926
Contributions related to the TFC - sponsor	4,323	3,121
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(11,272)	(2,730)
Net actuarial liability according to CVM – Sponsor Company	17,864	7,966
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

37

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

The main difference between these methodologies is that, in the CNPC criterion, Petros Foundation considers the future cash flows of normal and extraordinary sponsor’s contributions, discounted to present value, while the Company considers these cash flows as they are realized. In addition, Petros Foundation sets the real interest rate based on profitability expectations and on parameters set by the Superintendência Nacional de Previdência Complementar - PREVIC (National Supplementary Pension Authority), while the Company uses a rate that combines the maturity profile of the obligations with the yield curve of government bonds. Regarding the plan assets, Petros Foundation marks government bonds at market value or on the curve, while the Company marks all of them at market value.

14.2.1 Amounts in the financial statements related to defined benefit plans

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

Changes in the actuarial liabilities related to pension and health care plans with defined benefit characteristics are presented as follows:

					Consolidated
	Pension Plans			Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS	Total
Balance at December 31, 2025	17,864	7,966	20	64,166	90,016
Recognized in the Statement of Income	1,457	663	1	6,387	8,508
Current service cost	−	−	−	1,016	1,016
Net interest	1,457	663	1	5,371	7,492
Cash effects	(1,651)	(550)	(64)	(2,521)	(4,786)
Contributions paid	(1,566)	(495)	(64)	(2,521)	(4,646)
Payments related to Term of financial commitment (TFC)	(85)	(55)	−	−	(140)
Other changes	−	−	59	−	59
Balance at September 30, 2026	17,670	8,079	16	68,032	93,797
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

					Consolidated
	Pension Plans			Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS	Total
Balance at December 31, 2024	16,619	7,169	356	46,433	70,577
Recognized in the Statement of Income	1,533	671	26	5,079	7,309
Current service cost	12	4	−	689	705
Net interest	1,521	667	26	4,390	6,604
Recognized in Equity - other comprehensive income	−	−	(1)	(3)	(4)
(Gains)/losses arising from the remeasurement	−	−	(1)	(3)	(4)
Cash effects	(1,592)	(500)	(54)	(2,257)	(4,403)
Contributions paid	(1,512)	(455)	(54)	(2,257)	(4,278)
Payments related to Term of financial commitment (TFC)	(80)	(45)	−	−	(125)
Balance at September 30, 2025	16,560	7,340	327	49,252	73,479
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

38

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

The net expense with pension and health care plans is presented below:

	Consolidated
			Pension plans	Health care plan
	PPSP-R (1)	PPSP-NR (1)	Petros 2	AMS - Saúde Petrobras	Total
Related to active employees (cost of sales and expenses)	(73)	(17)	−	(2,337)	(2,427)
Related to retirees (other income and expenses)	(1,384)	(646)	(1)	(4,050)	(6,081)
Net costs for Jan-Sep/2026	(1,457)	(663)	(1)	(6,387)	(8,508)
Related to active employees (cost of sales and expenses)	(97)	(24)	(4)	(1,671)	(1,796)
Related to retirees (other income and expenses)	(1,436)	(647)	(22)	(3,408)	(5,513)
Net costs for Jan-Sep/2025	(1,533)	(671)	(26)	(5,079)	(7,309)
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

	Consolidated
			Pension plans	Health care plan
	PPSP-R (1)	PPSP-NR (1)	Petros 2	AMS - Saúde Petrobras	Total
Related to active employees (cost of sales and expenses)	(24)	(5)	1	(778)	(806)
Related to retirees (other income and expenses)	(462)	(215)	(1)	(1,352)	(2,030)
Net costs for Jul-Sep/2026	(486)	(220)	−	(2,130)	(2,836)
Related to active employees (cost of sales and expenses)	(32)	(8)	(2)	(557)	(599)
Related to retirees (other income and expenses)	(479)	(215)	(8)	(1,137)	(1,839)
Net costs for Jul-Sep/2025	(511)	(223)	(10)	(1,694)	(2,438)
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

14.2.2	Contributions

In the nine-month period ended September 30, 2026, the Company contributed a total of R$ 4,786 (R$ 4,403 in the nine-month period ended September 30, 2025) to the defined benefit plans, reducing the obligation balance, as shown in the table in Note 14.2.1. Additionally, it contributed R$ 1,104 (R$ 976 in the nine-month period ended September 30, 2025) to the defined contribution component of the PP2 plan and R$8 to the PP3 plan (R$7 in the nine-month period ended September 30, 2025), which were recognized in the costs and expenses for the period.

15.	Provisions for legal proceedings, judicial deposits and contingent liabilities

15.1 Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Tax claims including: (i) VAT tax collection on bunker oil involving several states; (ii) VAT tax collection related to State Funds involving tax incentives; (iii) claims for alleged non-payment of social security contributions on allowances and bonuses; and (iv) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits.
•	Labor claims, in particular: (i) several individual and collective labor claims; and (ii) legal actions from outsourced employees.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems, as well as administrative and judicial proceedings that discuss the difference between special participation and royalties in several oil fields; (iii) lawsuits that discuss matters related to pension plans managed by Petros; and (iv) lawsuits that discuss compensation related to expropriation and right-of-way easements.

39

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar State Park.

Provisions for legal proceedings are set out as follows:

	Consolidated
Non-current liabilities	09.30.2026	12.31.2025
Labor claims	4,406	3,803
Tax claims	5,556	4,057
Civil claims	10,478	8,808
Environmental claims	1,113	1,213
Total	21,553	17,881
	Consolidated
	2026 Jan-Sep	2025 Jan-Sep
Opening Balance	17,881	17,543
Additions, net of reversals	4,576	2,076
Use of provision	(3,117)	(4,687)
Accruals and charges	2,213	1,597
Others	−	(49)
Closing balance	21,553	16,480

In preparing its unaudited condensed consolidated interim financial statements for the nine-month period ended September 30, 2026, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the period from January to September 2026, the R$ 3,672 increase in the provisioned liabilities is mainly due to the following changes:

•	R$ 1,802 in the provision for tax-related litigation concerning the collection of ICMS (state value-added tax) linked to state funds, involving tax incentives of Rio de Janeiro state;
•	R$ 1,046 in the provision for civil litigation involving contractual matters; and
•	R$ 526 in the provision for labor-related lawsuits.

These effects were primarily offset by reductions related to the incidence of ICMS following the Company´s adherence to tax amnesty program, as described in Note 13.3.

15.2 Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	09.30.2026	12.31.2025
Tax	60,890	55,972
Labor	4,568	4,617
Civil	21,729	20,370
Environmental and others	528	551
Total	87,715	81,510

	Consolidated
	2026 Jan-Sep	2025 Jan-Sep
Opening Balance	81,510	72,745
Additions	1,087	3,135
Use	(439)	(716)
Accruals and charges	5,561	5,043
Others	(4)	(6)
Closing balance	87,715	80,201

During the period from January to September 2026, the Company made judicial deposits (net of reversals) totaling R$ 1,087. Notable among these were tax-related deposits linked to contingencies concerning the collection of PIS and COFINS, arising from tax payments settled with the Federal Government (excluding the payment of fines), amounting to R$ 717; and the collection of ICMS (state value-added tax) related to state funds involving tax incentives of Rio de Janeiro, amounting to R$ 282.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding R$ 200, which allows judicial discussion without the immediate disbursement.

40

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of September 30, 2026, the balance of production capacity held in guarantee in the NJP is R$ 7,413 (R$ 7,795 as of December 31, 2025).

15.3 Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of September 30, 2026, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

	Consolidated
Nature	09.30.2026	12.31.2025
Tax	125,453	136,375
Labor	10,159	10,244
Civil	75,831	70,276
Environmental and others	8,329	7,673
Total	219,772	224,568

The main contingent liabilities are:

•	Tax matters comprising: (i) collection of ICMS involving several states; (ii) income from foreign subsidiaries and associates not included in the computation of taxable income (IRPJ and CSLL); (iii) disapproval of PIS and COFINS tax compensation due to credit disallowance; (iv) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; (v) incidence of social security contributions on the payment of bonuses; and (vi) withholding income tax (IRRF) on remittances for payments of vessel charters.
•	Labor matters, comprising several labor claims;
•	Civil matters comprising mainly: (i) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several oil fields, including unitization of deposits and reservoirs; (ii) lawsuits related to contracts; (iii) claims that discuss topics related to pension plans managed by Petros; (iv) fines from regulatory agencies, mainly ANP; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras; and
•	Environmental matters comprising mainly: (i) fines related to the Company operations; (ii) fishermen's indemnities; and (iii) indemnities for environmental damages.

During the period from January to September 2026, the decrease in contingent liabilities resulted primarily from the following changes:

•	R$ 9,700 related to a favorable decision and the reclassification to "remote loss" of tax disputes involving the reversal of ICMS (state value-added tax) credits;
•	R$ 5,976 related to the non-approval of PIS and COFINS (federal social contributions) tax offsets due to the disallowance of credits (which were reclassified to "remote loss") and favorable decision to the Company;

41

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

•	R$ 5,574 related to a favorable decision and the reclassification to "remote loss" regarding a tax assessment notice concerning the reversal of ICMS credits on transfers between branches;
•	R$ 3,571 related to the transfer of risk in tax-related disputes concerning the collection of ICMS linked to state funds, involving tax incentives granted by the State of Rio de Janeiro;
•	R$ 1,804 related to civil litigation involving the sale of assets, mainly transfers to remote loss;
•	R$ 1,025 related to tax assessment notices involving special customs regimes, notably, a final, favorable ruling for Petrobras in one of these cases; and
•	R$ 1,023 related to tax assessment notices involving the charge of customs-related fines, mainly transfers to remote loss.

These effects were primarily offset by: (i) R$ 12,225 related to tax assessment notices that discuss the non-reversal of ICMS credits arising from the inbound shipment of goods in transactions preceding the outbound sale of fuels; (ii) R$ 3,848 related to administrative and judicial proceedings concerning differences in special participation and royalties across various oil fields, including the unification of oil deposits and reservoirs; and (iii) R$ 3,613 related to civil litigation involving contractual matters; (iv) R$ 2,673 relating to legal proceedings concerning adjustments to the tax base for corporate income tax (IRPJ) and the social contribution on net income (CSLL), as well as the taxation of interest and monetary adjustments applied to deposits; and (v) R$ 1,801 relating to ICMS (state value-added tax) credits claimed on the acquisition of goods that, in the view of the tax authorities, do not qualify as property, plant and equipment.

15.4 Collective action and related proceedings

15.4.1 Collective action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIBBV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&GBV) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors.

On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On October 30, 2024, after the parties' comments on the technical evidence, the District Court of Rotterdam issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

Therefore, the District Court of Rotterdam rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the District Court of Rotterdam confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, PO&GBV and the former CEOs of Petrobras from July 2005 to February 2015; and (ii) prescription of requests formulated in accordance with Spanish legislation.

Petrobras, the Foundation and PGF have appealed against the ruling and previous interim decisions.

42

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

On June 30, 2026, the Court of Appeal of The Hague dismissed the appeal filed by the Foundation specifically regarding PIBBV and PGF. This decision does not affect the appeals filed by PGF and Petrobras, nor the Foundation’s remaining appeal against Petrobras, all of which remain pending judgment.

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras and PGF will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch court, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Hague Court of Appeal and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the Supreme Federal Court.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves.

15.4.2 Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the so-called Lava Jato Operation. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the Company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

43

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Regarding criminal proceedings in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, on September 3, 2025, the lower court recognized the statute of limitations on the criminal action and ordered its dismissal. The judgment dismissing the criminal action followed the Court of Appeals' decision on April 3, 2025, which overturned the previous decision to prosecute Petrobras and the previously ordered injunction. On March 2, 2026, the second instance of the Argentine Court rejected the Association's appeal against the dismissal of the criminal case. On October 8, 2026, the Federal Court of Cassation rejected a new appeal filed by the Association and upheld the first and second instance decisions that recognized the statute of limitations. This decision is still subject to further appeal.

15.4.3 Arbitrations proposed by non-controlling Shareholders in Brazil

There were no relevant changes in the nine-month period ended September 30, 2026. For more information, see note 20.5 to the financial statements for the year ended December 31, 2025.

16.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	Consolidated
	09.30.2026	12.31.2025
Onshore	3,653	3,714
Shallow Waters	43,456	44,600
Deep and ultra-deep post-salt	65,551	70,145
Pre-salt	39,169	38,430
Total	151,829	156,889
Current	13,895	16,233
Non-current	137,934	140,656

	Consolidated
	2026	2025
	Jan-Sep	Jan-Sep
Opening balance	156,889	162,253
Adjustment to provision	37	214
Transfers related to liabilities held for sale	−	565
Use of provisions	(10,357)	(6,709)
Interest accrued	5,292	5,432
Others	(32)	(88)
Closing balance	151,829	161,667

44

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

17.	Other assets and liabilities
Assets	Consolidated		Parent Company
	09.30.2026	12.31.2025	09.30.2026	12.31.2025
Escrow account and/ or collateral	4,832	3,768	4,469	3,453
Derivative transactions	811	563	592	321
Assets related to E&P partnerships	2,118	1,513	1,169	2,092
Others	1,166	828	800	564
Total	8,927	6,672	7,030	6,430
Current	6,269	4,928	4,676	4,844
Non-Current	2,658	1,744	2,354	1,586

Liabilities	Consolidated		Parent Company
	09.30.2026	12.31.2025	09.30.2026	12.31.2025
Obligations arising from divestments (1)	7,935	5,159	7,934	5,157
Contractual retentions	5,589	5,078	5,437	4,926
Advances from customers	1,992	1,744	1,798	1,495
Provisions for environmental expenses, research and development and fines	3,572	2,785	3,511	2,491
Other taxes	1,853	1,781	1,853	1,781
Unclaimed dividends	808	1,029	808	1,029
Derivative transactions	622	723	269	481
Obligations arising from acquisition of equity interests	919	866	919	866
Various creditors	577	779	550	777
Others	2,635	2,320	1,947	1,415
Total	26,502	22,264	25,026	20,418
Current	17,420	12,825	16,179	11,276
Non-Current	9,082	9,439	8,847	9,142
(1) Includes disbursement liabilities related to TAG - see note 23.3.

18.	Property, plant and equipment

18.1 By class of assets

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance on December 31, 2025	13,160	289,765	204,252	214,012	203,435	924,624	933,998
Accumulated cost	24,304	638,620	235,241	429,060	320,640	1,647,865	1,599,726
Accumulated depreciation and impairment (4)	(11,144)	(348,855)	(30,989)	(215,048)	(117,205)	(723,241)	(665,728)
Additions	272	680	75,040	849	37,353	114,194	118,934
Additions to / review of estimates of decommissioning costs	−	−	−	(2)	−	(2)	−
Capitalized borrowing costs	−	−	9,856	−	−	9,856	9,856
Write-offs	(16)	(167)	(338)	(101)	(589)	(1,211)	(1,077)
Transfers (5)	1,718	39,395	(56,423)	22,872	3	7,565	7,555
Transfers to assets held for sale	(3)	(1)	1	−	−	(3)	(1)
Depreciation, amortization and depletion	(356)	(25,582)	−	(21,732)	(35,483)	(83,153)	(85,289)
Impairment accrual (note 20)	−	(249)	(281)	(229)	(406)	(1,165)	(1,165)
Impairment reversal (note 20)	6	21	2,160	−	−	2,187	2,185
Cumulative translation adjustment	(4)	1	(14)	(110)	10	(117)	−
Balance on September 30, 2026	14,777	303,863	234,253	215,559	204,323	972,775	984,996
Accumulated cost	26,269	672,720	262,203	453,454	346,834	1,761,480	1,719,174
Accumulated depreciation and impairment (4)	(11,492)	(368,857)	(27,950)	(237,895)	(142,511)	(788,705)	(734,178)
	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance on December 31, 2024	15,389	283,650	150,990	222,434	171,454	843,917	858,561
Accumulated cost	24,119	600,426	187,751	417,094	262,342	1,491,732	1,444,141
Accumulated depreciation and impairment (4)	(8,730)	(316,776)	(36,761)	(194,660)	(90,888)	(647,815)	(585,580)
Additions	222	453	69,785	656	59,824	130,940	128,985
Additions to / review of estimates of decommissioning costs	−	−	−	34	−	34	−
Capitalized borrowing costs	−	−	8,102	−	−	8,102	8,102
Write-offs	(3)	(157)	(1,853)	(30)	(107)	(2,150)	(2,103)
Transfers (5)	(1,841)	22,721	(29,049)	14,591	(8)	6,414	6,466
Transfers to assets held for sale	−	(14)	−	−	−	(14)	(13)
Depreciation, amortization and depletion	(407)	(23,331)	−	(19,743)	(31,210)	(74,691)	(77,042)
Impairment recognition (note 20)	(239)	(650)	(108)	(58)	(465)	(1,520)	(1,299)
Impairment reversal (note 20)	171	375	1,237	−	−	1,783	1,760
Cumulative translation adjustment	(5)	(27)	(46)	(295)	−	(373)	−
Balance on September 30, 2025	13,287	283,020	199,058	217,589	199,488	912,442	923,417
Accumulated cost	23,813	617,749	234,164	430,761	311,605	1,618,092	1,570,632
Accumulated depreciation and impairment (4)	(10,526)	(334,729)	(35,106)	(213,172)	(112,117)	(705,650)	(647,215)

(1) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 8 for assets under construction by operating segment.
(3) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) It mainly includes transfers between classes of assets and transfers from advances to suppliers.

45

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Additions to assets under construction, from January to September 2026, are mainly due to investments in the development of production in the Búzios field and other fields in the Santos basin, Espírito Santo basin and Campos basin. As for additions to right-of-use assets, primarily relate to the rigs for E&P operations, with the corresponding record on leasing liability (note 25).

18.2 Estimated useful life

The useful life of assets depreciated are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	39 (between 25 and 50)
Equipment and other assets	24 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method or 20 years
Right-of-use	13 (between 1 and 50)

18.3 Right-of-use assets

The right-of-use assets comprise the following underlying assets:

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
09.30.2026
Accumulated cost	149,416	179,234	18,184	346,834	367,842
Accumulated depreciation and impairment	(39,253)	(95,920)	(7,338)	(142,511)	(152,233)
Total	110,163	83,314	10,846	204,323	215,609
12.31.2025
Accumulated cost	157,460	146,541	16,639	320,640	335,512
Accumulated depreciation and impairment	(36,822)	(74,791)	(5,592)	(117,205)	(125,383)
Total	120,638	71,750	11,047	203,435	210,129

18.4 Production individualization agreements (AIPs)

Petrobras has AIPs signed in Brazil with partner companies in E&P consortia which provides for the equalization of expenses and production volumes in shared reservoirs, mainly related to the following fields: Agulhinha, Berbigão, Budião Noroeste, Budião Sudeste, the pre-salt layer of Jubarte, and Sururu.

The table below presents changes in the estimate of amounts relating to the execution of the AIPs submitted to the approval of the ANP:

	Jan-Sep/2026	Jan-Sep/2025
Opening balance, net	2,248	3,575
Additions (write-offs) of assets	(206)	(1,951)
Other (income) and expenses	162	4,046
Indexation charges	(142)	−
Payments made	(849)	−
Cash inflow	3,128	−
Closing balance, net	4,341	5,670

These changes reflect the best available estimate of the assumptions used in the calculation base and the sharing of assets in areas to be equalized.

46

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Sapinhoá Shared Reservoir

On March 12, 2026, Petrobras paid R$ 219 to the Brazilian Federal Government, represented by Pré-Sal Petróleo S.A. (PPSA), regarding the signing of the Amendment to the AIP of the Sapinhoá Shared Reservoir, approved by ANP in the third quarter of 2025.

Tupi Shared Reservoir

From January to September 2026, Petrobras received R$ 3,128 from partner companies and paid R$ 624 to the Brazilian Federal Government represented by PPSA, in relation to the equalization process of the Tupi Shared Reservoir.

Berbigão and Sururu shared reservoirs

On April 30, 2026, ANP approved the AIP for the Berbigão and Sururu shared reservoirs, in the Santos Basin, effective as of May 1, 2026. The agreement covers the BM-S-11A concession agreement, operated by Petrobras (42.5%), in partnership with Shell (25%), TotalEnergies (22.5%), and Petrogal (10%), and the transfer of rights agreement, operated by Petrobras (100%).

Following the effectiveness of this AIP, on October 13, 2026, Petrobras entered into Agreements on Expenditure and Volume Equalization (AEGVs) with its partners in this consortium, related to these reservoirs and the respective shared assets.

As a result, Petrobras will be entitled to receive a net amount of US$ 859 million from its partners, which is expected to be settled by November 2026. The corresponding accounts receivable and the related effects on the statement of income will be recognized in the fourth quarter of 2026.

18.5 Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the nine-month period ended September 30, 2026, the capitalization rate was 7.37% p.a. (7.17% p.a. for the nine-month period ended September 30, 2025).

47

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

19.	Intangible assets

19.1 By class of assets

	Consolidated				Parent Company
	Rights and Concessions (1)	Soft ware	Goodwill	Total	Total
Balance on December 31, 2025	9,629	4,136	120	13,885	13,561
Accumulated cost	10,916	11,744	120	22,780	21,728
Accumulated amortization and impairment	(1,287)	(7,608)	−	(8,895)	(8,167)
Addition	96	961	−	1,057	971
Capitalized borrowing costs	−	80	−	80	80
Write-offs	−	(4)	−	(4)	(4)
Transfers	−	21	−	21	(3)
Amortization	(10)	(727)	−	(737)	(701)
Cumulative translation adjustment	(3)	−	−	(3)	−
Balance on September 30, 2026	9,712	4,467	120	14,299	13,904
Accumulated cost	11,008	12,819	120	23,947	22,735
Accumulated amortization and impairment	(1,296)	(8,352)	−	(9,648)	(8,831)
Estimated useful life in years	Indefinite (2)	5	Indefinite
	Consolidated				Parent Company
	Rights and Concessions (1)	Soft ware	Goodwill	Total	Total
Balance on December 31, 2024	10,509	3,328	124	13,961	13,772
Accumulated cost	10,836	10,294	124	21,254	20,321
Accumulated amortization and impairment	(327)	(6,966)	−	(7,293)	(6,549)
Addition	38	1,013	−	1,051	1,014
Capitalized borrowing costs	−	49	−	49	49
Write-offs	−	(6)	−	(6)	(5)
Transfers	(98)	16	(4)	(86)	(90)
Amortization	(13)	(616)	−	(629)	(603)
Impairment accrual (note 20)	(946)	−	−	(946)	(946)
Cumulative translation adjustment	(1)	(1)	(1)	(3)	−
Balance on September 30, 2025	9,489	3,783	119	13,391	13,191
Accumulated cost	10,769	11,194	119	22,082	21,175
Accumulated amortization and impairment	(1,280)	(7,411)	−	(8,691)	(7,984)
Estimated useful life in years	Indefinite (2)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

20.	Impairment
		Consolidated
		2026		2025
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Income Statement
Impairment (losses) reversals	-	1,022	1,539	193
Exploratory oil and gas costs	-	-	−	(1,198)
Impairment of equity-accounted investments	-	305	10	29
Net effect within the statement of income	-	1,327	1,549	(976)
Losses	-	(1,205)	(221)	(2,795)
Reversals	-	2,532	1,770	1,819
Statement of financial position
Property, plant and equipment	-	1,022	1,539	263
Intangible	-	-	−	(946)
Assets held for sale	-	-	−	(322)
Investments	-	305	10	29
Net effect within the statement of financial position	-	1,327	1,549	(976)

48

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years. In the nine-month period ended September 30, 2026, net impairment reversals were recognized in the amount of R$ 1,327, mainly arising from:

•	the Nitrogen Fertilizer Unit (UFN-III), located in Três Lagoas, Mato Grosso do Sul (MS), where the approval to resume the project resulted in the reversal of losses totaling R$ 2,164 due to the estimated positive future cash generation for the asset, leading to an increase in its recoverable amount; and
•	the postponement of the resumption of production at the P-52 platform—part of the Roncador field’s Cash-Generating Unit (CGU) in the Campos Basin—from September 2026 to March 2027, which resulted in the recognition of losses totaling R$ 1,165.

In the nine-month period ended September 30, 2025, net impairment losses were recognized in the amount of R$ 976, mainly due to: (i) losses resulting from the economic unfeasibility of blocks C-M-753 and C-M-789, located in the Campos basin (R$ 1,198); (ii) losses related to the contract amendment for the lease of FPSO Cidade de Santos (Uruguá CGU) for the decommissioning of the unit (R$ 459); (iii) losses related to additional financial compensation for the Cherne Cluster following the accident on platform PCH-1 (R$ 319); (iv) losses resulting from the delay in resuming operations at Araucária Nitrogenados S.A. - ANSA (R$ 221); and (v) reversal of losses on the refining and utilities assets of the Boaventura Energy Complex, following project approval and the signing of the main contracts to complete the assets and integrate them with Reduc and Petrobras’ refining and logistics complex (R$ 1,760).

21.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploration wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
	2026	2025
	Jan-Sep	Jan-Sep
Capitalized Exploratory Well Costs/Capitalized Acquisition Costs (1)
Property, plant and equipment
Opening Balance	13,357	9,131
Additions	3,639	4,060
Write-offs	(93)	(29)
Transfers	(345)	(487)
Cumulative translation adjustment	(62)	(174)
Losses on exploration expenditures written off	−	(252)
Closing balance	16,496	12,249
Intangible
Opening Balance	9,157	9,966
Additions	76	−
Cumulative translation adjustment	(6)	−
Losses on exploration expenditures written off	−	(946)
Closing balance	9,227	9,020
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	25,723	21,269
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Additions in the nine-month period ended September 30, 2026 mainly refer to the drilling of wells associated with pre-salt layers of the exploratory blocks FZA-M-59, in the Foz do Amazonas basin, and Aram, in the Santos basin.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

49

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

			Consolidated
	2026		2025
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(965)	(2,022)	(1,249)	(2,815)
Exploration expenditures written off (includes dry wells and signature bonuses) (1)	(7)	(113)	(91)	(1,294)
Contractual penalties on local content requirements	(92)	(161)	8	(25)
Other exploration expenses	(1)	(7)	(11)	(70)
Total expenses	(1,065)	(2,303)	(1,343)	(4,204)

Cash used in:
Operating activities	966	2,029	1,260	2,885
Investment activities	1,119	3,713	1,259	4,152
Total cash used	2,085	5,742	2,519	7,037
(1) Includes amounts relating to economic unfeasibility of exploratory blocks (note 20).

21.1 Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 11,361 (R$ 7,756 as of December 31, 2025), which is still in force as of September 30, 2026, net of commitments undertaken. As of September 30, 2026, the collateral comprises future crude oil production capacity from Marlim and Búzios producing fields, already in production, pledged as collateral, in the amount of R$ 7,529 (R$ 7,471 as of December 31, 2025) and bank guarantees of R$ 3,832 (R$ 285 as of December 31, 2025).

22.	Investments

22.1 Changes in investment (Parent Company)

	Controlled companies	Joint operations	Joint ventures (1)	Associates (2)	Total
Balance on December 31, 2025	346,312	130	149	133	346,724
Investments	186	−	322	−	508
Capital transaction	1	−	−	−	1
Results of equity-accounted investments	16,718	39	226	30	17,013
Translation adjustment	(20,320)	−	−	−	(20,320)
Other comprehensive income	8	−	15	−	23
Dividends	(610)	(31)	(37)	(3)	(681)
Balance on September 30, 2026	342,295	138	675	160	343,268

	Controlled companies	Joint operations	Joint ventures	Associates (2)	Total
Balance on December 31, 2024	365,419	145	124	710	366,398
Investments	1,012	−	11		1,023
Restructuring, capital decrease and others	(318)	−	−	−	(318)
Results of equity-accounted investments	17,483	30	63	345	17,921
Translation adjustment	(53,361)	−	−	(1,485)	(54,846)
Other comprehensive income	(75)	−	−	1,729	1,654
Dividends	(885)	(42)	(45)	(16)	(988)
Balance on September 30, 2025	329,275	133	153	1,283	330,844
(1) Includes investment in Lightsource bp., according to note 23. (2) Includes other investments.

22.2 Changes in investment (Consolidated)

	Joint ventures	Associates (1)	Total
Balance on December 31, 2025	2,558	466	3,024
Investments	340	18	358
Restructuring, capital decrease and others	−	(3)	(3)
Results of equity-accounted investments	895	32	927
Cumulative translation adjustments	(146)	(48)	(194)
Other comprehensive income	15	−	15
Dividends	(375)	(3)	(378)
Balance on September 30, 2026	3,287	462	3,749

50

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Joint ventures	Associates (1)	Total
Balance on December 31, 2024	2,971	1,110	4,081
Investments	11	36	47
Restructuring, capital decrease and others	−	(25)	(25)
Results of equity-accounted investments	622	311	933
Cumulative translation adjustments	(414)	(1,539)	(1,953)
Other comprehensive income	−	1,729	1,729
Dividends	(570)	(17)	(587)
Balance on September 30, 2025	2,620	1,605	4,225
(1) Includes other investments.
23.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

	Consolidated
	09.30.2026		12.31.2025
	E&P	Total	Total
Assets classified as held for sale
Investments	1	1	1
Property, plant and equipment	141	141	135
Total	142	142	136
Liabilities on assets classified as held for sale
Provision for decommissioning costs	586	586	566
Total	586	586	566
23.1.	Acquisition of Interests

Acquisition of interest in the Tartaruga Verde field and in Module III of the Espadarte field

On April 9, 2026, the Company signed agreements with Petronas Petróleo Brasil Ltda. for the acquisition of 50% interest in the Tartaruga Verde and Espadarte (Module III) fields, located in the Campos basin, in the amount of US$ 450 million, as follows: (i) US$ 50 million paid on the signing date; (ii) US$ 350 million at transaction closing; and (iii) two installments of up to US$ 25 million each, to be paid in 12 and 24 months after closing. After fulfilling the conditions precedent, including the approval by ANP, Petrobras will hold 100% interest in these assets.

51

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Acquisition of the ring-fence of the Argonauta field in the Campos basin

On April 27, 2026, the Company entered into an agreement for the acquisition of the ring-fence of the Argonauta field (concession BC-10), located in the Campos basin, for the amount of R$ 700, of which R$ 100 will be paid at the closing, and R$ 600 at the closing or on January 15, 2027, whichever occurs later. In addition, two years after closing, the Company will pay US$ 150 million. These amounts are subject to contractual adjustments.

The acquired area corresponds to the Argonauta field, which represents 0.86% of the Jubarte pre-salt layer shared reservoir, which is subject of a Production Individualization Agreement (AIP) effective as of August 1, 2025.

Following the completion of the transaction, the Company's interest in the Jubarte shared reservoir will be increased to 98.11%, with a 1.89% interest remaining under the Brazilian Federal Government ownership. The transaction also closes negotiations related to the equalization of participation and to the individualization of production involving the parties that previously held the area.

The closing of the transaction is subject to the fulfillment of conditions precedent, including approvals by ANP and CADE.

Lightsource Brasil NewCo Holding S.A.

On May 20, 2026, Petrobras acquired 49.99% interest in voting share capital of Lightsource Brasil NewCo Holding S.A., through a capital contribution of R$ 153 to this company, establishing a strategic partnership in the onshore renewable energy business in Brazil, including energy generation from renewable sources and energy storage.

The investment is classified as a joint venture entity, considering the terms established in the Shareholders' Agreement, and is accounted for by the equity method.

23.2.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

52

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Transactions	Closing date	At the closing of the operation US$ million	Assets recognized in the period from January to September 2026		Assets recognized in previous periods US$ million	Value of contingent assets on 09.30.2026 US$ million
			US$ million	R$
Surplus volume of the transfer of rights agreement
Sépia and Atapu (1)	Apr/2022	5,263	208	1,082	1,514	3,536
Sales in previous Years
Riacho da Forquilha Pole	Dec/2019	62	−	−	58	4
Pampo and Enchova Pole	Jul/2020	650	85	443	358	207
Baúna Field	Nov/2020	285	14	89	271	−
Cricaré Pole	Dec/2021	118	−	−	106	12
Peroá Pole	Aug/2022	43	−	−	26	17
Papa-Terra	Dec/2022	90	−	−	54	36
Albacora Leste	Jan/2023	250	−	−	225	25
Norte Capixaba Pole	Apr/2023	66	−	−	33	33
Golfinho and Camarupim Poles	Aug/2023	60	−	−	20	40

Total		6,887	307	1,614	2,665	3,910
(1) The amount recorded in other operating revenues considers an adjustment to present value (note 6). The estimated value of the transaction of US$ 5,263 million was reduced to US$ 5,258 million. For more information, see note 29.2 of the financial statements for the year ended December 31, 2025.

23.3.	Other transactions

Signing of new Braskem Shareholders' Agreement

On April 23, 2026, Petrobras sent a notification to Novonor S.A., in judicial recovery, stating its decision not to exercise its preemptive and tag-along rights provided for in the current Shareholders' Agreement of Braskem S.A.

On the same date, the Company signed a new Shareholders' Agreement with Shine I - Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada (FIP), establishing joint control of Braskem, including the obligation to obtain consensus in corporate deliberations and equal representation of members on the Board of Directors and Executive Board. This agreement became effective on June 3, 2026, upon completion of the transfer of Novonor shares to the FIP.

Petrobras maintains its 36.15% interest in the share capital of Braskem and 47.03% of its voting share capital.

Considering the terms established in the new Shareholders' Agreement with the FIP, Petrobras' investment in Braskem is no longer classified as an associate, but rather as a joint venture company. The investment continues to be measured using the equity method.

Obligations arising from divestment – TAG

In the scope of the transaction involving the purchase and sale of shares of Transportadora Associada de Gás S.A. (TAG), which occurred in 2019, the parties assumed, as provided for in the agreement, payment obligations related to future determinations of regulatory assumptions, following the expiration of the transportation agreement associated with the Northeast Gas Transportation System.

On October 2, 2026, the ANP Executive Officers deliberated on the determination of regulatory assumptions for the 2026–2030 tariff cycle.

Based on this decision and on the contractual parameters previously mentioned, Petrobras recognized a R$ 3,580 obligation within other current liabilities and within other income and expenses in the period, reflecting the Company’s best estimate as of September 30, 2026, still subject to measurement uncertainties, mainly due to the appeals filed with the ANP concerning the regulatory assumptions.

53

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

24.	Finance debt

24.1 Balance by type of finance debt

	Consolidated		Parent Company
	09.30.2026	12.31.2025	09.30.2026	12.31.2025
Banking Market	28,294	24,840	28,142	24,685
Capital Market	15,453	16,600	14,781	16,264
Development banks (1)	2,761	2,927	−	−
Related Parties (note 28.3)	−	−	52,518	58,746
Others	3	14	−	−
Total in Brazil	46,511	44,381	95,441	99,695
Banking Market	15,996	16,952	3,734	4,577
Capital Market	62,130	76,940	−	−
Export Credit Agency	7,683	6,544	1,790	−
Related Parties (note 28.1)	−	−	369,881	411,186
Others	508	672	−	−
Total abroad	86,317	101,108	375,405	415,763
Total finance debt	132,828	145,489	470,846	515,458
Current	6,861	12,027	183,971	160,408
Non-current	125,967	133,462	286,875	355,050
(1) Includes BNDES.

The amount classified in current finance debt is composed of:

	Consolidated		Parent Company
	09.30.2026	12.31.2025	09.30.2026	12.31.2025
Short-term debt	68	112	42,520	18,480
Current portion of long-term debt	4,526	8,888	135,484	137,813
Accrued interest in short and long-term debt	2,267	3,027	5,967	4,115
Total	6,861	12,027	183,971	160,408

The capital market balance is mainly composed of R$ 59,335 in global notes, issued abroad by PGF, R$ 10,180 in debentures issued in Brazil by Petrobras and TBG and R$ 4,905 in book-entry commercial notes, issued in Brazil by Petrobras.

The global notes mature between 2029 and 2115 and do not require collateral. Such financing was carried out in dollars and pounds, being 92% and 8% of the total global notes, respectively.

The debentures and commercial notes, due between 2029 and 2045, do not require real guarantees and are not convertible into shares or equity interests.

On September 30, 2026, there were no defaults, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2025. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly owned subsidiary PGF and the loan agreements of its wholly owned subsidiary PGT.

24.2 Changes in finance debt

	Consolidated
	Brazil	Abroad	Total
Balance on December 31, 2025	44,381	101,108	145,489
Proceeds from finance debt	5,338	10,650	15,988
Repayment of principal (1)	(3,910)	(18,890)	(22,800)
Repayment of interest (1)	(3,437)	(5,043)	(8,480)
Accrued interest (2)	3,833	4,503	8,336
Foreign exchange/ inflation indexation charges	306	(327)	(21)
Translation adjustment	−	(5,684)	(5,684)
Balance on September 30, 2026	46,511	86,317	132,828

54

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Brazil	Abroad	Total
Balance on December 31, 2024	34,446	108,980	143,426
Proceeds from finance debt	12,690	16,912	29,602
Repayment of principal (1)	(1,297)	(8,436)	(9,733)
Repayment of interest (1)	(2,423)	(5,338)	(7,761)
Accrued interest (2)	3,412	4,973	8,385
Foreign exchange/ inflation indexation charges	92	(588)	(496)
Translation adjustment	−	(13,853)	(13,853)
Balance on September 30, 2025	46,920	102,650	149,570
(1) Includes pre-payments.
(2) Includes premium and discount over notional amounts, as well as related transaction costs.

24.3 Reconciliation with cash flows from financing activities – Consolidated

			2026			2025
			Jan-Sep			Jan-Sep
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	15,988	(22,800)	(8,480)	29,602	(9,733)	(7,761)
Debt restructuring	−	(130)	−	−	−	−
Deposits linked to finance debt (1)	−	(780)	(61)	−	(1,129)	(135)
Net cash used in financing activities	15,988	(23,710)	(8,541)	29,602	(10,862)	(7,896)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In the nine-month period ended September 30, 2026, the Company:

•	repaid several finance debts, totaling R$ 32,251, notably: (i) R$ 16,440 in the capital markets, including the repurchase and optional redemption of R$ 9,693 of bonds issued in the international capital markets; (ii) R$ 13,308 in the banking market, including R$ 6,870 of prepayments in both the domestic and international markets; (iii) R$ 1,877 to export credit agencies; (iv) R$ 405 to development banks; and (v) R$ 221 under other financing arrangements.
•	raised R$ 15,988, notably through: (i) borrowings in the international banking market, amounting to R$ 7,531; (ii) borrowings on the domestic banking market, amounting to R$ 5,016; and (iii) borrowings from export credit agencies, amounting to R$ 3,041.

55

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

24.4 Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2026	2027	2028	2029	2030	2031 onwards	Total (1)	Fair value (4)

Financing in U.S. Dollars (US$):	2,767	1,841	2,913	3,316	10,970	52,089	73,896	73,241
Floating rate debt (2)	2,437	1,373	2,902	934	3,836	7,519	19,001
Fixed rate debt	330	468	11	2,382	7,134	44,570	54,895
Average interest rate (p.a)	6.3%	6.2%	5.9%	6.2%	6.2%	6.6%	6.5%
Financing in Brazilian Reais (R$):	1,228	1,053	792	5,482	3,546	30,239	42,340	41,272
Floating rate debt (3)	1,091	236	223	223	2,945	27,648	32,366
Fixed rate debt	137	817	569	5,259	601	2,591	9,974
Average interest rate (p.a)	10.1%	10.0%	10.2%	10.3%	10.6%	8.2%	9.6%
Financing in Euro (€):	−	73	525	129	260	1,808	2,795	2,764
Fixed rate debt	−	73	525	129	260	1,808	2,795
Average interest rate (p.a)	−	4.6%	4.7%	4.7%	4.7%	4.8%	4.7%
Financing in Pound Sterling (£):	−	134	−	2,026	−	2,836	4,996	5,043
Fixed rate debt	−	134	−	2,026	−	2,836	4,996
Average interest rate (p.a)	−	6.1%	−	6.1%	−	6.6%	6.3%
Financing in Renminbi:	66	38	97	170	2,728	5,702	8,801	9,155
Floating rate debt	39	25	25	25	2,583	−	2,697
Fixed rate debt	27	13	72	145	145	5,702	6,104
Average interest rate (p.a)	3.9%	4.0%	4.0%	4.0%	4.0%	3.7%	3.9%
Total on September 30, 2026	4,061	3,139	4,327	11,123	17,504	92,674	132,828	131,475
Average interest rate (p.a) (4)	7.3%	7.2%	7.0%	7.2%	7.2%	6.6%	6.7%

(1) The average maturity of outstanding debt, as of September 30, 2026, is 11.84 years (11.70 years as of December 31, 2025).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.
(4) On December 31, 2025, the total fair value is R$ 142,557 and the average interest rate p.a. is 6.7%.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets, when applicable, amounting to R$ 58,570 as of September 30, 2026 (R$ 73,678 of December 31, 2025); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to R$ 72,905 as of September 30, 2026 (R$ 68,879 as of December 31, 2025).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.3.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2026	2027	2028	2029	2030	2031 onwards	09.30.2026	12.31.2025
Principal	2,546	2,417	4,568	11,319	17,913	95,184	133,947	146,219
Interest	2,263	9,374	9,031	8,913	7,967	76,050	113,598	124,828
Total (1)	4,809	11,791	13,599	20,232	25,880	171,234	247,545	271,047
(1) The nominal flow of leases is found in note 25.

56

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

24.5 Lines of credit

				Consolidated
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance on September 30, 2026
Abroad (in US$ million)
PGT BV	Syndicate of banks	12/16/2021	11/16/2028	4,111	−	4,111
PGT BV	Syndicate of banks	07/08/2025	11/16/2028	1,060	−	1,060
Total				5,171	−	5,171
In Brazil
Petrobras	Bradesco	12/22/2025	11/22/2030	1,500	−	1,500
Petrobras	Banco Itaú	07/30/2025	07/31/2030	1,500	−	1,500
Petrobras	Banco do Brasil	03/23/2018	09/26/2030	3,500	−	3,500
Petrobras	Banco do Brasil	10/04/2018	09/04/2029	4,000	−	4,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				10,829	−	10,829

25.	Lease liability

Changes in the balance of lease liabilities are presented below:

	Consolidated
	Lessors in Brazil	Lessors Abroad	Total
Balance on December 31, 2025	36,567	201,969	238,536
Remeasurement / New agreements	12,427	21,003	33,430
Payment of principal and interest	(11,712)	(28,848)	(40,560)
Charges incurred in the period	2,481	8,686	11,167
Monetary and exchange variation	(1,198)	(11,682)	(12,880)
Cumulative translation adjustments	(1)	(21)	(22)
Transfers	3	3	6
Balance on September 30, 2026	38,567	191,110	229,677
Current			51,999
Non-current			177,678

	Consolidated
	Lessors in Brazil	Lessors Abroad	Total
Balance on December 31, 2024	33,959	196,082	230,041
Remeasurement / New agreements	11,674	44,319	55,993
Payment of principal and interest	(10,643)	(27,625)	(38,268)
Charges incurred in the period	2,000	9,159	11,159
Monetary and exchange variation	(2,653)	(29,643)	(32,296)
Cumulative translation adjustments	−	(117)	(117)
Transfers	1	−	1
Balance on September 30, 2025	34,338	192,175	226,513
Current			51,019
Non-current			175,494

As of September 30, 2026, the value of the lease liability of Petrobras Holding is R$ 238,856 (R$ 243,122 as of December 31, 2025), including leases and subleases with investee companies, mainly Transpetro.

The nominal (undiscounted) cash flow, without considering the projected future inflation in the flows of the lease contracts, by maturity, is presented below:

	Consolidated
Maturity in	2026	2027	2028	2029	2030	2031 onwards	Total (1)
Nominal value on September 30, 2026	14,862	51,655	41,027	29,556	22,199	176,683	335,982

(1) On December 31, 2025, the nominal amounts of future payments are R$ 355,731.

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

57

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2026	2025
	Jan-Sep	Jan-Sep
Variable payments	5,411	4,424
Up to 1 year maturity	132	40
Variable payments x fixed payments	13%	12%

As of September 30, 2026, the nominal amount of lease agreements for which the lease term has not commenced is R$ 97,946 (R$ 112,009 at December 31, 2025).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.3.1.

26.	Equity

26.1 Share capital

As of September 30, 2026 and December 31, 2025, the subscribed and fully paid share capital was as follows:

	09.30.2026		12.31.2025
Shares	Amount	Number of shares	Amount	Number of shares
Common	118,621	7,442,231,382	118,621	7,442,231,382
Preferred	86,811	5,446,501,379	86,811	5,446,501,379
Total of subscribed and paid-in-capital shares	205,432	12,888,732,761	205,432	12,888,732,761

Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

26.2 Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

	Parent Company
		Statutory Reserves
	Legal	R&D reserve	Tax incentives	Profit retention	Dividends and additional interest on capital proposed	Total
Balance on January 1, 2025	41,086	10,272	8,289	26,185	9,145	94,977
Additional dividends proposed	−	−	−	−	(9,145)	(9,145)
Cancellation of treasury shares	−	−	−	(5,563)	−	(5,563)
Balance on September 30, 2025	41,086	10,272	8,289	20,622	−	80,269

Balance on January 1, 2026	41,086	10,272	9,104	89,528	8,072	158,062
Additional dividends proposed	−	−	−	−	(8,072)	(8,072)
Balance on September 30, 2026	41,086	10,272	9,104	89,528	−	149,990

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital, comprising 155,541,409 preferred shares and 222,760 common shares, the effects of which were reflected in the capital reserves (R$ 7) and profit retention reserve (R$ 5,563), offset by the treasury shares account.

58

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

26.3 Other comprehensive income

The composition of the other comprehensive income is presented in the following table:

	Consolidated
	09.30.2026	12.31.2025
Actuarial losses on defined benefit pension plans	(41,665)	(41,665)
Unrealized losses on cash flow hedge - highly probable future exports	(8,600)	(27,207)
Translation adjustments	98,542	118,862
Others	(1,005)	(1,020)
Total	47,272	48,970

26.4 Distributions to shareholders

Dividends and interest on capital relating to 2025

On April 16, 2026, the Annual General Shareholders Meeting approved dividends and interest on capital relating to 2025, amounting to R$ 41,236 (R$ 3.19936420 per outstanding share). This amount includes R$ 33,164 anticipated during 2025 (updated by Selic interest rate from the date of each payment to December 31, 2025) and R$ 8,072 of complementary dividends which are accounted for as additional dividends and interest on capital proposed.

The complementary dividends of R$ 8,072, equivalent to R$ 0.62622908 per preferred and common share in circulation, were paid in two equal installments in May and June, 2026, in the form of interest on capital, updated by the Selic rate from December 31, 2025, until the date of each payment.

The interest on capital from the supplementary remuneration for the 2025 fiscal year resulted in a tax credit for income tax and social contribution of R$ 2,744. Withholding income tax was applied to the interest, except for immune and exempt shareholders, as established in current legislation. The tax benefit related to the supplementary interest on capital was recognized in the second quarter of 2026.

On November 27, 2025, law No. 15,270/2025 was published, establishing the withholding income tax at a 10% rate on dividends distributed to individuals domiciled in Brazil, when such dividends exceed R$ 50 thousand per month. The 10% rate also applies to dividends distributed abroad to individuals or legal entities, regardless of the amount, except in specific situations provided for by law.  In addition, supplementary law No. 224/2025 increased the withholding income tax rate applicable to interest on capital from 15% to 17.5%. Both laws came into effect on January 1, 2026.

Interim dividends and interest on capital relating to 2026

Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of R$ 26,410 million (R$ 2.04911534 per outstanding common and preferred shares), based on the interim net income of the first half of 2026, considering the application of the Shareholder Remuneration Policy formula, as presented in the following table:

			Parent Company
	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share (R$)	Amount
Interim interest on capital - 1st quarter of 2026	05.11.2026	06.01.2026	0.70097272	9,034
Interim dividends and interest on capital - 2nd quarter of 2026	08.06.2026	08.21.2026	1.34814262	17,376
Total anticipated remuneration to the shareholders of Petrobras			2.04911534	26,410

59

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

This interest on capital relating to the first quarter of 2026 was paid in 2 equal installments in August and September 2026, and the dividends and interest on capital relating to the second quarter of 2026 will be paid in 2 equal installments of R$ 8,688 on November 23 and December 21, 2026, and will be offset against shareholder remuneration relating to 2026. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of this fiscal year.

This anticipation of interest on capital generated a tax-deductible expense resulting in a reduction of income tax expense by R$ 6,913. Interest on capital is subject to withholding income tax (IRRF) of 17.5%, except for immune and exempt shareholders, as established in applicable law.

Dividends and interest on capital payable

As of September 30, 2026, the balance of dividends and interest on capital payable to Petrobras shareholders amounting to R$ 15,935 (R$ 11,415 as of December 31, 2025) corresponds to the advance payment of distributions for the second quarter of 2026, net of withholding income tax (IRRF) on interest on capital in the amount of R$1,441.

	Parent Company
	2026	2025
	Jan-Sep	Jan-Sep
Change of dividends and interest on capital payable
Initial balance	11,415	16,334
Addition by resolution of the Annual General Meeting	8,072	9,145
Addition by resolution of the Board of Directors (advances)	26,410	20,378
Payment	(27,355)	(37,127)
Monetary indexation	773	867
Transfers (unclaimed dividends and interest on capital)	(98)	(127)
Withholding income tax on interest on capital and monetary indexation	(3,282)	(1,370)
Final balance	15,935	8,100

Between January and September 2026, Petrobras made the following dividend and interest on capital payments:

Events	Date of payment	Deliberated amount net of withholding income tax	Monetary indexation	Withholding income tax on monetary indexation	Unclaimed dividends	Total paid
Dividends and interest on capital of the third quarter of 2025(1)	Feb-Mar/2026	11,415	298	(29)	(49)	11,635
Supplementary interest on capital of 2025 (2)	May-Jun/2026	7,236	475	(48)	(31)	7,632
Interim interest on capital of the first quarter of 2026(3)	Aug-Sep/2026	8,106	−	−	(33)	8,073
Residual payments of dividends and interest on capital from previous fiscal years	Jan-Sep/2026	−	−	−	15	15
Total		26,757	773	(77)	(98)	27,355

(1) Deliberate gross value of R$ 12,157, consisting of R$ 3,821 in dividends and R$ 8,336 in interest on capital, net of withholding income tax on interest on capital of R$ 742 paid in 2026.

(2) Gross amount of R$ 8,072 in Interest on Capital, net of R$ 836 in withholding tax on interest on capital paid in 2026.

(3) Gross amount of R$ 9,034 in Interest on Capital, net of R$ 928 in withholding tax on interest on capital paid in 2026.

Unclaimed dividends and interest on capital

As of September 30, 2026, the balance of dividends and interest on capital not claimed by shareholders of Petrobras is R$ 808 (R$ 1,029 on December 31, 2025) recorded as other current liabilities, as described in note 17. The payment of these dividends and interest on capital was not carried out due mainly to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

60

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Parent Company
	2026	2025
	Jan-Sep	Jan-Sep
Changes in unclaimed dividends and interest on capital
Opening balance	1,029	1,708
Prescription	(319)	(741)
Transfers from dividends and interest on capital payable	98	127
Closing balance	808	1,094

26.5 Earnings per share

		Consolidated and Parent Company
	2026		2025
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Basic and diluted nominator – Net income attributable to shareholders of Petrobras attributable equally between share classes
Net income for the period
Common	22,953	72,096	18,885	54,604
Preferred	16,797	52,762	13,820	39,962
	39,750	124,858	32,705	94,566

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382	7,442,231,382	7,442,231,382
Preferred	5,446,501,379	5,446,501,379	5,446,501,379	5,446,501,379
	12,888,732,761	12,888,732,761	12,888,732,761	12,888,732,761

Basic and diluted earnings per share (R$ per share)
Common	3.09	9.69	2.54	7.34
Preferred	3.09	9.69	2.54	7.34

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

27.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, such as price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates.

The Company presents a sensitivity analysis for the period of one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

The effects of derivative financial instruments and hedge accounting are set out as follows:

61

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

27.1 Statement of income and statement of comprehensive income

Statement of income

	Consolidated
	Gains/ (losses) recognized in the period		Gains/ (losses) recognized in the period
		2026		2025
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Exchange rate risk
Cross currency swap - CDI x US$ - 27.3.1 (b)	93	411	100	407
Other derivatives	−	−	−	(2)
Cash flow hedge on exports - 27.3.1 (a)	(1,716)	(5,374)	(2,391)	(9,443)
Interest rate risk
Swap - IPCA x CDI - 27.3.1 (b)	87	(2)	(109)	(89)
Recognized in Net finance income (expense)	(1,536)	(4,965)	(2,400)	(9,127)

Price risk (commodity derivatives)
Recognized in other income and expenses	(523)	(1,250)	15	74
Total	(2,059)	(6,215)	(2,385)	(9,053)

The effects on the statement of income of derivative financial instruments reflect both outstanding transactions as well as transactions closed during the period.

Other comprehensive income

	Consolidated
	Gains/ (losses) recognized in the period		Gains/ (losses) recognized in the period
		2026		2025
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Hedge accounting
Cash flow hedge on exports - Note 27.3.1 (a)	1,533	28,192	11,947	67,239
Deferred income taxes	(521)	(9,585)	(4,062)	(22,861)
Total	1,012	18,607	7,885	44,378

27.2 Statement of financial position

Assets and liabilities

	Consolidated
	09.30.2026	12.31.2025
Fair value Asset Position (Liability)
Open derivatives transactions	71	(134)
Closed derivatives transactions awaiting financial settlement	118	(26)
Recognized in Statements of Financial Position	189	(160)
Other assets (note 17)	811	563
Other liabilities (note 17)	(622)	(723)

The following table presents the details of the open derivative financial instruments held by the Company and represents its risk exposure:

62

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Notional amount		Fair value Asset position (Liability)		Fair value hierarchy	Maturity
	09.30.2026	12.31.2025	09.30.2026	12.31.2025
Derivatives not designated for hedge accounting
Foreign currency risk
Cross currency swap - CDI x US$ (1)	US$ 488	US$ 488	(269)	(466)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD) (1)	(US$ 30)	(US$ 20)	−	(1)	Level 2	2026
Interest rate risk
Swap - IPCA X CDI	3,308	3,008	586	293	Level 2	2029/2034/ 2036
Price risk
Future contracts - Crude oil and oil products (2)	(2,587)	(3,045)	(245)	39	Level 1	2026
Swap - Short position/Soybean oil (3)	(5)	−	(1)	−	Level 2	2026
Options - Long put/ Soybean oil (3)	−	(4)	−	1	Level 2	2026
Total open derivative transactions			71	(134)
(1) Values in US$ (dollars) represent millions of the respective currencies.
(2) Notional value in thousand bbl.
(3) Notional value in thousand tons (operations of the subsidiary PBIO).

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities:

Consolidated Guarantees given (received) as collateral
	09.30.2026	12.31.2025
Commodity derivatives	350	278

Equity

Consolidated Cumulative losses in other comprehensive income (shareholders’ equity)
	09.30.2026	12.31.2025
Hedge accounting
Cash flow hedge on exports - Note 27.3.1 (a)	(13,030)	(41,222)
Deferred income taxes	4,430	14,015
Total	(8,600)	(27,207)

27.3	Market risks

27.3.1 Foreign exchange risk management

a)	Cash flow hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from foreign exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of September 30, 2026, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.1809 exchange rate are set out below:

63

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

		Present value of hedging instrument notional value at 09.30.2026
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From oct/2026 to sep/2036	70,218	363,790

Changes in the present value of hedging instrument notional value	US$ million	R$
Amounts designated as of December 31, 2025	72,080	396,615
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	33,029	169,962
Exports affecting the statement of income	(15,334)	(79,032)
Principal repayments / amortization	(19,557)	(100,642)
Foreign exchange variations	−	(23,113)
Amounts designated as of September 30, 2026	70,218	363,790
Nominal value of hedging instrument (finance debt and lease liability) on September 30, 2026	90,294	467,805

In the nine-month period ended September 30, 2026, the Company recognized a R$ 295 gain, within foreign exchange rate gains (losses), due to ineffectiveness (a R$ 857 gain in the same period of 2025).

The average ratio of future exports for which cash flow hedge accounting was designated to highly probable future exports is 66.12%.

A roll-forward schedule of cumulative foreign exchange rate losses recognized in equity to be realized by future exports is set out below:

	Jan-Sep/2026	Jan-Sep/2025
Opening balance	(41,222)	(98,094)
Recognized in equity	22,818	57,796
Reclassified to the statement of income	5,374	9,443
Other comprehensive income (loss)	28,192	67,239
Closing balance	(13,030)	(30,855)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following future revisions of the Company’s business plans. A sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2026-2030, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange rate losses recognized in other comprehensive income to the statement of income as of September 30, 2026, is set out below:

Consolidated
	2026	2027	2028	2029	2030	2031 onwards	Total
Expected realization	(2,200)	(8,219)	(4,618)	(3,918)	608	5,317	(13,030)

b)	Derivative financial instruments not designated for hedge accounting

In 2019, Petrobras contracted a cross-currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and for CDI x U.S. Dollar operations, maturing in September 2029.

64

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company makes contracts with highly rated banks.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 560-basis point effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

Consolidated
Financial Instruments	Reasonably possible scenario
Swap CDI x USD	(73)

c)	Sensitivity analysis for foreign exchange rate risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. dollar x real - a 1.53% depreciation of the real;
•	euro x U.S. dollar - a 2.25 % appreciation of the euro;
•	pound sterling x U.S. dollar - a 0.71 % appreciation of the pound sterling;
•	renminbi x U.S. dollar – a 1.59 % appreciation of the renminbi; and
•	renminbi x real – a 3.15 % appreciation of the renminbi.

The reasonably possible scenario has the same references and considers the risk of a 20% depreciation of the closing exchange rate of the quarter against the reference currency, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

65

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

		Consolidated
			Exposure	Probable Scenario	Reasonably possible scenario
Risk	Financial Instruments	In millions of US$	R$
Dollar/Real	Assets	4,360	22,589	345	4,518
	Liabilities	(115,962)	(600,789)	(9,173)	(120,158)
	Exchange rate - Cross currency swap	(488)	(2,530)	(39)	(506)
	Cash flow hedge on exports	70,218	363,790	5,554	72,758
	Dollar/Real	(41,872)	(216,940)	(3,313)	(43,388)
Euro/Dollar	Assets	1,220	6,320	142	1,264
	Liabilities	(1,855)	(9,609)	(216)	(1,922)
	Euro/Dollar	(635)	(3,289)	(74)	(658)
Pound/Dollar	Assets	988	5,118	36	1,024
	Liabilities	(1,928)	(9,989)	(71)	(1,998)
	Pound/Dollar	(940)	(4,871)	(35)	(974)
Renminbi /Dollar	Assets	886	4,592	73	918
	Liabilities	(1,408)	(7,296)	(116)	(1,459)
	Renminbi /Dollar	(522)	(2,704)	(43)	(541)
Renminbi /Real	Liabilities	(1,186)	(6,145)	(193)	(1,229)
	Renminbi /Real	(1,186)	(6,145)	(193)	(1,229)
Others (1)	Assets	7	36	1	7
	Liabilities	(52)	(270)	(9)	(53)
	Others	(45)	(234)	(8)	(46)
Total		(45,200)	(234,183)	(3,666)	(46,836)
(1) Pound sterling/real, euro/real and peso/U.S. dollar.

27.3.2	Risk management of products prices - crude oil and oil products and other commodities

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Business Plan are being met.

The Company, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on September 30, 2026. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

	Consolidated
Risk	Operations	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(324)
Soybean oil - price changes	Future and forward contracts (Swap)	−	(8)
Soybean oil - price changes	Options	−	−
Foreign currency - depreciation BRL x USD	Forward contracts	−	(14)
Total		−	(346)

The positions with commodity derivatives are presented in note 27.2.

27.3.3	Interest rate risk management

The Company prefers not to use derivative financial instruments to manage the risk of interest rate fluctuations, adopting structural actions that take into account the effects on integrated risk exposure.

66

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

In this sensitivity analysis, probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interest on debts linked to floating rates as of September 30, 2026. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

Risk	Probable scenario	Reasonably possible scenario
CDI	3,388	4,743
SOFR 3M (1)	433	566
SOFR 6M (1)	399	481
SOFR O/N (1)	203	285
IPCA	641	898
TJLP	300	420
LPR 12M (2)	83	116
TR	22	31
	5,469	7,540
(1) Secured Overnight Financing Rate.
(2) Loan Prime Rate.

27.4	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated with the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its business plan.

In this context, Petrobras' consolidated and individual financial statements, even if they show negative net working capital, do not compromise its liquidity.

In addition, the company maintains committed credit lines (revolving credit facilities) contracted as a liquidity reserve in adverse situations, as per explanatory note 24.5, and regularly assesses market conditions and may carry out repurchase transactions of its securities or those of its subsidiaries in the international capital market, through various means, including repurchase offers, redemptions of securities and/or open market operations, provided that they are in line with the Company's liability management strategy, which aims to improve the amortization profile and the cost of debt.

The expected cash flows related to indebtedness are presented in notes 24.4 and 25, financing and lease liabilities, respectively.

27.5	Credit risk

Credit risk management in Petrobras aims to mitigate the risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through the analysis, granting and management of credit, based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

As of September 30, 2026, the financial assets of cash and cash equivalents and of financial investments are not past due nor considered to be credit impaired, presenting fair values that are equivalent to or do not differ significantly from their carrying amounts.

The effect of credit risk assessments on trade receivables is available in notes 9.2 and 9.3, which present expected credit losses.

28.	Related party transactions

The Company has a policy for related party transactions, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

67

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

28.1 Commercial transactions per operation with investees (Parent Company)

	09.30.2026			12.31.2025
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables (note 9.1)	13,122	824	13,946	15,592	924	16,516
Trade and other receivables, mainly from sales	13,021	−	13,021	15,398	−	15,398
Dividends receivable	69	−	69	160	−	160
Amounts related to construction of gas pipeline	−	626	626	−	698	698
Other operations	32	198	230	34	226	260
Advances to suppliers (note 11)	302	1,641	1,943	86	1,377	1,463
Total	13,424	2,465	15,889	15,678	2,301	17,979
Liabilities
Lease liabilities (1)	(2,314)	(4,660)	(6,974)	(1,271)	(641)	(1,912)
Mutual operations	(15,006)	(242,606)	(257,612)	(9,461)	(156,992)	(166,453)
Prepayment of exports	(112,269)	−	(112,269)	(90,471)	(154,263)	(244,734)
Accounts payable to suppliers (note 12)	(8,664)	−	(8,664)	(9,297)	−	(9,297)
Purchases of crude oil, oil products and others	(8,361)	−	(8,361)	(8,579)	−	(8,579)
Affreightment of platforms	(217)	−	(217)	(204)	−	(204)
Advances from customers	(86)	−	(86)	(514)	−	(514)
Total	(138,253)	(247,266)	(385,519)	(110,500)	(311,896)	(422,396)
(1)	Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16 / CPC 06 (R2) - Leases.

	Jul-Sep	2026 Jan-Sep	Jul-Sep	2025 Jan-Sep
Result
Revenues, mainly sales revenues	62,841	164,790	37,523	105,172
Foreign exchange and inflation indexation charges, net (2)	(2,003)	9,917	4,526	29,314
Finance income (expenses), net (2)	(8,958)	(25,478)	(8,025)	(24,631)
Total	51,880	149,229	34,024	109,855
(2) Includes the amounts of R$ 31 of positive exchange rate variation and R$ 512 of financial expense relating to lease and sublease transactions required by IFRS 16 / CPC 06 (R2) (R$ 136 of positive exchange rate variation and R$ 261 of financial expense for the period from January to September 2025).

28.2 Annual interest rates for loan operations

	Parent Company
		Liability
	09.30.2026	12.31.2025
From 3.01 to 4% (4.591) −	(4,591)	−
From 5.01 to 6%	(20,908)	(7,579)
From 6.01 to 7%	(22,874)	(3,136)
From 7.01 to 8%	(91,620)	(80,309)
From 8.01 to 9%	(117,619)	(75,429)
Total	(257,612)	(166,453)

28.3 Non-standardized credit rights investment fund (FIDC-NP)

The Parent Company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

68

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Assignments of credit rights, performed and not performed, are recorded as financing in current and non-current liabilities.

	Parent Company
	09.30.2026	12.31.2025
Accounts receivable, net (note 9.1)	49,497	54,686
Credit rights assignments (note 24.1)	(52,518)	(58,746)

	2026		2025
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Financial Income FIDC-NP	1,908	5,209	1,914	5,701
Financial Expenses FIDC-NP	(1,891)	(5,226)	(1,745)	(5,680)
Net finance income (expense)	17	(17)	169	21

28.4 Guarantees

Petrobras has a procedure of granting guarantees to its subsidiaries and controlled companies for some financial operations carried out in Brazil and abroad. The financial operations carried out by these subsidiaries and guaranteed by Petrobras have a balance of R$ 82,778 to be settled on September 30, 2026 (R$ 97,202 on December 31, 2025).

The guarantees provided by Petrobras, primarily surety guarantees, are non-remunerated and are granted pursuant to contractual provisions supporting financial transactions between subsidiaries/controlled companies and third parties. Under these guarantees, Petrobras assumes responsibility for fulfilling a third party’s obligation if the original debtor fails to do so.

28.5 Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		Consolidated
		09.30.2026 12.31.2025
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrochemical companies (associates)	1,727	67	184	152
Other associates and joint ventures	163	125	238	149
Subtotal	1,890	192	422	301
Brazilian government – Parent and its controlled entities
Government bonds	4,141	−	3,037	−
Banks controlled by the Brazilian Government	94,503	23,547	88,187	20,855
Fuel Trading Subsidy Program (note 28.5.1)	16,415	−	−	−
Brazilian Federal Government (1)	−	6,465	−	4,915
Pré-Sal Petróleo S.A. – PPSA	−	321	−	639
Others	518	831	1,001	938
Subtotal	115,577	31,164	92,225	27,347
Petros	278	1,542	275	1,704
Total	117,745	32,898	92,922	29,352
Current	28,924	9,200	10,435	7,993
Non-current	88,821	23,698	82,487	21,359
(1) Include dividends and lease amounts.

The effect on the result of significant transactions is presented below:

69

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Jul-Sep	2026 Jan-Sep	Jul-Sep	2025 Jan-Sep
Joint ventures and associates
Petrochemical companies (associates)	5,223	16,022	4,282	13,781
Other associates and joint ventures	(58)	53	51	172
Subtotal	5,165	16,075	4,333	13,953
Brazilian government – Parent and its controlled entities
Government bonds	108	271	121	461
Banks controlled by the Brazilian Government	(31)	(147)	(34)	(554)
Fuel Trading Subsidy Program (note 28.5.1)	17,228	29,689	−	−
Brazilian Federal Government	(16)	(319)	(6)	(338)
Pré-Sal Petróleo S.A. – PPSA	678	−	(199)	(1,545)
Others	(385)	(1,278)	(387)	(1,123)
Subtotal	17,582	28,216	(505)	(3,099)
Petros	(25)	(75)	(25)	(76)
Total - Income (Expenses)	22,722	44,216	3,803	10,778
Revenues, mainly sales revenues	5,268	16,116	4,307	13,871
Income (expenses)	17,383	28,321	(582)	(2,667)
Foreign exchange and inflation indexation charges, net	60	(197)	247	55
Finance income (expenses), net	11	(24)	(169)	(481)
Total - Income (Expenses)	22,722	44,216	3,803	10,778

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 14.2.

28.5.1	Fuel trading subsidy program

Given the geopolitical situation in the Middle East and its impact on international oil and oil products prices, as of March 2026, the Brazilian Federal Government granted economic subsidies to the trade of road-use diesel, LPG, and gasoline in Brazil, equalizing a portion of the costs of producers and importers, aimed at contributing to stabilize prices and supply of oil products.

Petrobras adhered to these programs, whereby authorized amounts and conditions for receiving subsidies are defined within specific legal and regulatory framework for each product and period.

Subsidy revenue is recognized when the eligible oil products are sold and delivered to customers.

The following table presents subsidy revenue by fuel recognized in the nine-month period ended September 30, 2026, including their legal instruments:

70

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Fuel	Provisional Measure (1)	Effectiveness	Description	Subsidy gross revenues	Sales charges	Subsidy net revenues
Road-use Diesel "A" and "C"	1,340/2026	March 12 to March 31, 2026	R$ 0.32 per liter	740	(68)	672
	1,340/2026	April 1 to April 6, 2026	Up to R$ 0.32 per liter	170	(16)	154
	1,340/2026	April 7 to June 1, 2026	Up to R$ 1.12 per liter	5,494	(508)	4,986
	1,363/2026	June 2 to September 26, 2026	R$ 1.12 per liter	16,997	(1,572)	15,425
Road-use Diesel "A"	1,358/2026	June 1 to June 30, 2026	R$ 351.50 per m³	1,243	(115)	1,128
	1,391/2026	September 17 to September 26, 2026	R$ 1.00 per liter	1,340	(124)	1,216
	1,391/2026	September 27, 2026, onwards	R$ 2.12 per liter	764	(71)	693
Imported LPG	1,349/2026	April 1 to August 4, 2026	Up to R$ 850.00 per ton	58	(5)	53
Gasoline	1,358/2026	May 29 to September 9, 2026	R$ 0.44 per liter	2,883	(267)	2,616
Total				29,689	(2,746)	26,943
(1) Complemented by the related decrees and ordinances.

In the nine-month period ended September 30, 2026, Petrobras recognized a receivable related to the fuel subsidy amounting to R$ 29,689, in addition to R$ 44 in monetary variation income. In the same period, R$ 13,318 was received, leaving a balance receivable of R$ 16,415 as of September 30, 2026, according to note 9.1.

In October 2026, R$ 2,788 was received, including R$ 11 in monetary variation, bringing the total amount to R$ 16,106. The remaining balance is under review by the ANP.

28.6 Compensation of key management personnel

The criteria for compensation of members of the Board of Directors and the Board of Executive Officers are based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy. The total compensation is set out as follows:

Parent Company

	Jan-Sep/2026			Jan-Sep/2025
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	12.1	1.2	13.3	12.0	1.1	13.1
Social security and other employee-related taxes	3.3	0.2	3.5	3.3	0.2	3.5
Post-employment benefits (pension plan)	0.9	−	0.9	1.0	−	1.0
Variable compensation	12.5	−	12.5	−	−	−
Benefits due to termination of tenure	−	−	−	0.7	−	0.7
Total compensation recognized in the statement of income	28.8	1.4	30.2	17.0	1.3	18.3
Total compensation paid (1)	27.3	1.4	28.7	27.1	1.3	28.4
Monthly average number of members in the period	8.67	11.00	19.67	9.00	11.00	20.00
Monthly average number of paid members in the period	8.67	8.44	17.11	9.00	9.00	18.00

(1) Includes portion of variable compensation for Administrators in the Executive Board related to previous years.

In the nine-month period ended September 30, 2026, the consolidated expense for the total remuneration of directors and board members totaled R$ 69.74 (R$ 56.33 from in the nine-month period ended September 30, 2025).

The remuneration of members of the Advisory Committees to the Board of Directors should be considered separately from the overall remuneration limit set for directors, that is, the amounts received are not classified as remuneration for directors.

Members of the Board of Directors who participate in the Statutory Audit Committees waive the remuneration of a Board Member, as established in Article 38, § 8, of Decree No. 8,945, of December 27, 2016, and were entitled to a total remuneration of R$ 1.12 from January to September 2026 (R$ 1.33, considering social charges). In the nine-month period ended September 30, 2025, the accumulated remuneration in the period was R$ 1.00 (R$ 1.19, considering social charges).

On April 16, 2026, the Ordinary General Meeting set the remuneration of the directors (Executive Board and Board of Directors) at up to R$ 57.22 as the global limit of remuneration to be paid in the period between April 2026 and March 2027 (R$ 47.57 in the period between April 2025 and March 2026, set on April 16, 2025).

71

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

29.	Supplemental information on statement of cash flows
Consolidated
	2026 Jan-Sep	2025 Jan-Sep
Amounts paid during the period:
Withholding income tax paid on behalf of third parties	9,171	6,766
Transactions not involving cash
Purchase of property, plant and equipment on credit	3,028	3,813
Lease	36,632	58,654
Provision (reversal) for decommissioning costs	(2)	34
Use of tax credits and judicial deposit for the payment of contingencies	458	960
Earn Out related to Atapu and Sépia fields	1,061	621

29.1 Reconciliation of depreciation with Statements of Cash Flows

	Consolidated

	2026 Jan-Sep	2025 Jan-Sep
Depreciation and depletion of Property, plant and equipment	83,153	74,691
Amortization of Intangible assets	737	629
	83,890	75,320
Depreciation of right of use - recovery of PIS/COFINS	(730)	(715)
Capitalized depreciation	(17,015)	(12,288)
Depreciation, depletion and amortization in the Statements of Cash Flows and Added Value	66,145	62,317
30.	Subsequent events

Results of ANP’s bidding rounds under the production sharing and concession regimes

On October 7, 2026, Petrobras participated in the 4th Production Sharing Permanent Offer Cycle and the 6th Concession Permanent Offer Cycle, held by ANP.

In the 4th Cycle, the Company acquired 2 blocks, one in the Campos basin and one in the Santos basin, with 100% interest in both. In the 6th Cycle, it acquired 12 blocks in the Campos basin, with a 100% interest in all of them, and 7 blocks in the Ceará basin, as operator with a 70% interest, in partnership with Qatar Energy Brasil Ltda., which holds the remaining 30%.

The signature bonus related to the 21 blocks awarded in the two cycles amounts to R$ 3,219 and will be paid by December 30, 2026.

Equalization agreements for the Berbigão and Sururu shared reservoirs

On October 13, 2026, the Company entered into Agreements on Expenditure and Volume Equalization (AEGVs) with its partners in this consortium, related to these reservoirs and the respective shared assets. As a result, Petrobras will be entitled to receive a net amount of US$ 859 million, as detailed in note 18.4.

Remuneration to shareholders for the third quarter of 2026

On November 10, 2026, the Board of Directors approved the distribution of interim dividends in the amount of R$ 15,303 (R$ 1.18732774 per outstanding preferred and common share), based on the interim financial information for the period ended September 30, 2026, and in accordance with the formula set forth in the Shareholder Remuneration Policy, as shown in the table below:

72

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

			Parent Company
	Date of approval	Date of shareholder position	Amount per common and preferred share (R$)	Valor
Interim dividends (1)	11.10.2026	12.21.2026	1.18732774	15,303
Total of interim dividends			1.18732774	15,303
(1) The method for distributing earnings will be determined by the Executive Board at a future date (interim dividends or interest in capital).

These dividends will be paid in two equal installments, on February 22, 2027 and March 22, 2027, and will be deducted from the remuneration that will be distributed to shareholders relating to 2026. The amounts will be adjusted by the Selic rate from December 31, 2026 until the date of payment of each installment.

73

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

31.	Correlation between the explanatory notes of December 31, 2025, and the ones of September 30, 2026
	Number of notes
Notes to the Financial Statements	Annual for 2025	Quarterly information for 3Q-26
Basis of preparation	2	1
Material accounting policies	3	2
Cash and cash equivalents and financial investments	8	3
Sales revenues	9	4
Costs and expenses by nature	10	5
Other income and expenses, net	11	6
Net finance income (expense)	12	7
Information by operating segment	13	8
Trade and other receivables	14	9
Inventories	15	10
Prepayments	16	11
Trade payables	17	12
Taxes	18	13
Employee benefits	19	14
Provisions for legal proceedings, judicial deposits and contingent liabilities	20	15
Provision for decommissioning costs	21	16
Other assets and liabilities	22	17
Property, plant and equipment	23	18
Intangible assets	24	19
Impairment	25	20
Exploration and evaluation of oil and gas reserves	26	21
Investments	28	22
Disposal of assets and other transactions	29	23
Finance debt	30	24
Lease liability	31	25
Equity	32	26
Financial risk management	33	27
Related party transactions	34	28
Supplemental information on statement of cash flows	35	29
Subsequent events	36	30

The notes to the annual report 2025, which were suppressed in the interim financial statements of September 30, 2026, because they do not have significant changes and / or may not be applicable to interim financial information, are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Judgments and sources of estimation uncertainty	4
Climate Change	5
New standards and interpretations	6
Capital Management	7
Consortia (partnerships) in E&P activities	27

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STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 27 of CVM Resolution 80, of March 29, 2022, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)	have reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the period ended September 30, 2026;
(ii)	have reviewed, discussed and agreed with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding the Interim Financial Statements of Petrobras for the period ended September 30, 2026.

Rio de Janeiro, November 10, 2026.

Magda Maria de Regina Chambriard	Ricardo Wagner de Araújo
Chief Executive Officer	Chief Governance and Compliance Executive Officer

Angélica Garcia Cobas Laureano	Sylvia Maria Couto dos Anjos
Chief Logistics, Commercialization and Markets Executive Officer	Chief Exploration and Production Executive Officer

Clarice Coppetti	William França da Silva
Chief Corporate Affairs Executive Officer	Chief Industrial Processes and Products Executive Officer

Fernando Sabbi Melgarejo	William Vella Nozaki
Chief of Finance and Investor Relations Executive Officer	Chief of Energy Transition and Sustainability Executive Officer

Renata Faria Rodrigues Baruzzi Lopes
Chief Engineering, Technology and Innovation Executive Officer

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KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (11) 3940-1500

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and the international accounting standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the individual and consolidated interim financial information of Petróleo Brasileiro S.A. - Petrobras (“the Company”), included in the quarterly information form - ITR for the quarter ended September 30, 2026, which comprises the statement of financial position as of September 30, 2026 and the respective statements of income and comprehensive income for the three and nine-month periods then ended, and statements of changes in shareholders' equity and of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the CPC 21 (R1) – Interim Financial Reporting and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim financial information based on our review.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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Scope of the review

We conducted our review in accordance with Brazilian and international standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of quarterly information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission - CVM.

Other matters - Statements of added value

The quarterly information referred to above includes the individual and consolidated statements of added value (DVA) for the nine-month period ended September 30, 2026, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company’s interim financial information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in CPC 09 (R1) - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, November 10, 2026

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

Original report in Portuguese signed by

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer